FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                             For December 13, 2002


                       Commission File Number 333-13096


                           AES DRAX HOLDINGS LIMITED

                                  18 Parkshot
                                    Richmond
                                 Surrey TW9 2RG
                                    England
                ------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

               Form 20-F  X                         Form 40-F
                         ---                                  ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                     Yes                            No  X
                         ---                           ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

                           AES DRAX HOLDINGS LIMITED


INDEX

Item
----

1.   Press release dated December 13, 2002.

2. Standstill Agreement Between the Registrant and AES Drax Power Limited, AES Drax Limited, AES Drax Financing Limited, AES Drax Electric Limited, AES Drax Acquisition Limited, as Guarantors, the AES Corporation, Certain Senior Bondholders named herein, JPMorgan Chase Bank, as Eurobond Trustee, The Bank of New York, as Senior Bond Trustee, Deutsche Bank AG London, as Senior Agent, Deutsche Trustee Company Limited, as Intercreditor Agent, National Westminster Bank PLC, as LC Facility Agent, JPMorgan Chase Bank, as Security Trustee, dated December 12, 2002.

3. Third Supplemental Indenture between the Registrant, the Guarantors named therein, and The Bank of New York, as Trustee, dated as of December 12, 2002.





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


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


                                            AES DRAX HOLDINGS LIMITED


Date:  December 13, 2002                    By: /s/ John Turner
                                               --------------------------------
                                               Name:  John Turner
                                               Title: Director


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


                                                                         ITEM 1


AES Drax Holdings Limited

News Release

December 13, 2002

AES Drax Holdings Limited signs Standstill Agreement with its Senior Creditors

     On December 12, 2002, AES Drax Holdings entered into the Standstill Agreement with, among other parties, the Bond Trustee under the Eurobonds financed by a syndicate of banks (the Senior Lenders), certain Senior Bondholders representing a majority in sterling equivalent principal amount of such Senior Bonds (the Consenting Bondholders), and the Senior Bond Trustee.

     The standstill period expires on May 31, 2003, unless extended. The Senior Lenders and the Consenting Bondholders have agreed to waive certain defaults and events of default under the Eurobonds or the Senior Bonds, as applicable, not to accelerate payment of the obligations and not to seek to enforce security. In addition, the parties to the Standstill Agreement have agreed to certain amendments and waivers to the respective financing documents, which, amongst other things, permits AES Drax to have access to at least (pound)30,000,000 of funds currently unavailable under the financing documentation, which funds may be used to provide credit support to electricity counterparties and suppliers and for working capital needs.

     The consents and waivers provided under the Standstill Agreement will permit AES Drax Holdings to pay interest due to the Senior Lenders and Senior Bondholders on December 31, 2002.

     The purpose of the Standstill Agreement is to provide AES Drax and its senior creditors with a period of stability during which discussions regarding consensual restructuring of the Drax power station project can take place.

Garry Levesley, Chief Executive & Station Manager of AES Drax commented:

"Drax is the UK's largest and most efficient coal fired power station and plays an important and strategic role in the UK's power supply. The signing of the Standstill Agreement allows Drax to continue to meet the UK's electricity needs in an environmentally sound manner and contributes to the country's fuel diversity for electricity generation. With the recent problems at British Energy and with the future increased dependence of the UK on imported gas it is important that abated coal plants like Drax are able to compete in a fair marketplace. AES Drax is currently running at high levels of output and with the further credit now available we expect our robust operational performance to continue."

     AES Drax Holdings will furnish a Form 6-K including a conformed copy of the Standstill Agreement to the US Securities and Exchange Commission.

Forward Looking Statements

     Certain statements included herein are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements speak only as of the date hereof. Forward looking statements can be identified by the use of forward-looking terminology such as "believe," "expects," "may," "intends," "will," "should," or "anticipates," or the negative forms of other variations of these terms of comparable terminology, or by discussions of strategy. Future results covered by the forward-looking statements may not be achieved. Forward looking statements are subject to risks, uncertainties and other factors, which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements.

     Under the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, we have identified some of these risks, uncertainties and other important factors herein and you should also review "Item 1. Key Information - Risk Factors" in our Annual Report on Form 20-F for the year ended December 31, 2001, ("2001 Annual Report") which is hereby incorporated by reference herein.

     You should also consider, among others, the following important factors:

     o    general economic and business conditions in the UK;

     o changes in governmental regulations affecting the Drax Power Station and the UK electric power industry generally, including the impact of the New Electricity Trading Arrangements ("NETA") that were implemented on March 27, 2001 on the market for electricity in the UK;

     o    power prices and resource availability and pricing;

     o    general industry trends;

     o    changes to the competitive environment;

     o changes in business strategy, development plans or vendor relationships, in the market for power in the UK and that our principal hedging arrangement relating to power sales has been terminated and we will now be operating as a fully merchant plant;

     o    availability, terms and development of capital;

     o    interest rate volatility;


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


     o changes in currency exchange rates, inflation rates and conditions in financial markets; and

     o    availability of qualified personnel.

     These forward-looking statements speak only as of the date hereof. We do not intend to publicly update or revise these forward-looking statements to reflect events or circumstances after the date hereof, and we do not assume any responsibility to do so.


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


                                                                         ITEM 2

                             ____________________

                             STANDSTILL AGREEMENT

                             dated 12 December 2002

                                    between

                           AES DRAX HOLDINGS LIMITED
                                 as the Issuer

                                      and

                             AES DRAX POWER LIMITED
                               AES DRAX LIMITED
                          AES DRAX FINANCING LIMITED
                           AES DRAX ELECTRIC LIMITED
                          AES DRAX ACQUISITION LIMITED
                                 as Guarantors

                              THE AES CORPORATION

                    Certain SENIOR BONDHOLDERS named herein

                              JPMORGAN CHASE BANK
                              as Eurobond Trustee

                              THE BANK OF NEW YORK
                             as Senior Bond Trustee

                            DEUTSCHE BANK AG LONDON
                                as Senior Agent

                        DEUTSCHE TRUSTEE COMPANY LIMITED
                            as Intercreditor Agent

                         NATIONAL WESTMINSTER BANK PLC
                              as LC Facility Agent

                              JPMORGAN CHASE BANK
                              as Security Trustee

                             ____________________

                                    CONTENTS

Clause                                                                     Page

1. Definitions and Principles of Construction; Conflict.......................2

2. Standstill Date............................................................9

3. Standstill Termination.....................................................9

4. Consenting Bondholders' Covenants.........................................11

5. Senior Bond Trustee.......................................................13

6. Waivers, Amendments and Consents..........................................13

7. Eurobond Trustee's Covenants..............................................16

8. AES Covenants.............................................................17

9. Issuer's and Guarantors' Covenants........................................18

10. Issuer's and Guarantors' Representations and Warranties..................19

11. Indemnity ...............................................................20

12. Equalisation Fee.........................................................21

13. Accounts.................................................................22

14. Acknowledgements ........................................................24

15. Amendments ..............................................................26

16. Continuing Effect........................................................26

17. Validity of Agreement....................................................26

18. Remedies.................................................................26

19. Finance Document.........................................................27

20. Counterparts; Delivery By Facsimile......................................27

21. No Assignment ...........................................................27

22. Notices .................................................................28

23. Contracts (Rights of Third Parties) Act 1999.............................28

24. Governing Law ...........................................................28

25. Jurisdiction ............................................................28

 Schedule 1     Conditions Precedent..........................................1

 Schedule 2     Accession Deed................................................1

 Schedule 3     Termination Notice............................................1


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


This STANDSTILL AGREEMENT (this "Agreement"), dated __ December 2002 is made between:

(1)  AES Drax Holdings Limited ("Drax Holdings" or the "Issuer");

(2)  The AES Corporation ("AES");

(3)  AES Drax Power Limited ("Drax Power");

(4)  AES Drax Limited ("Drax Limited");

(5)  AES Drax Financing Limited ("Drax Financing");

(6)  AES Drax Electric Limited ("Drax Electric");

(7) AES Drax Acquisition Limited ("Drax Acquisition" and, together with Drax Power, Drax Limited, Drax Financing and Drax Electric, the "Guarantors");

(8) each of the beneficial holders of the Senior Bonds named on the signature pages of this Agreement (the "Initial Consenting Bondholders" and, together with any additional Senior Bondholder who accedes hereto pursuant to Clause 4.2, the "Consenting Bondholders");

(9)  JPMorgan Chase Bank, as Eurobond Trustee (the "Eurobond Trustee");

(10) The Bank of New York, as Senior Bond Trustee for and on behalf of the beneficial holders of Senior Bonds (the "Senior Bond Trustee");

(11) Deutsche Bank AG London, as Senior Agent (the "Senior Agent");

(12) Deutsche Trustee Company Limited, as Intercreditor Agent (the "Intercreditor Agent");

(13) National Westminster Bank Plc, as LC Facility Agent under an Approved LC Facility (the "LC Facility Agent"); and

(14) JPMorgan Chase Bank, as Security Trustee (the "Security Trustee").

IT IS AGREED as follows:

1.   DEFINITIONS AND PRINCIPLES OF CONSTRUCTION; CONFLICT

1.1  Definitions

     (a)  Unless otherwise defined herein or otherwise provided in sub-clauses
          (b), (c) and (d) below, terms defined in the AES Intercreditor and Security Trust Deed dated 2 August 2000 (the "Intercreditor Deed") between, inter alios, Drax Acquisition, Drax Financing, the Issuer, the Guarantors, certain Senior Creditors named therein and their Agents named therein shall have the same meanings when used herein.

     (b) Unless otherwise defined herein, terms defined in Section 1.01 of the Senior Bond Indenture as in effect immediately upon the occurrence of the Standstill Date shall have the same meanings when used in the definitions of "Permanently Waived Senior Bond Default" and "Temporarily Waived Senior Bond Default" herein.

     (c) Unless otherwise defined herein, terms defined in the Bond Trust Deed as in effect immediately upon the occurrence of the Standstill Date shall have the same meanings when used in the definition of "Temporarily Waived Eurobond Default" herein.

     (d) Each of the terms: "Account Bank", "Collateral Financing Account", "Debt Service Reserve Account", "Holding Account", "Insurance Reserve Account", "Payment Certificate" and "Proceeds Account" shall have the meaning given to such term in the Group Account Agreement as in effect immediately upon the occurrence of the Standstill Date. The term "Collateral Holding Account" shall have the meaning given to that term in the Collateral Holding Account Agreement.

1.2  Definitions

     In addition, for the purposes of this Agreement:

     "Ad Hoc Senior Bond Committee" means the group whose members are the Senior Bondholders (or any agents of any such Senior Bondholders) who, in each case, have entered into a confidentiality agreement with the Issuer, provided that any reference in this Agreement to the Ad Hoc Senior Bond Committee means each member of such group acting individually.

     "AES Drax Companies" means the Issuer, the Guarantors, AES Drax Acquisition Holdings Limited, AES Drax Power Finance Holding Limited and AES Drax Energy Limited and an "AES Drax Company" shall be construed accordingly.

     "Bank Steering Committee" means the steering committee of the Banks referred to in the letter dated 1 November 2002 from the members of said committee to InPower Limited, and agreed to by, inter alios, the Banks.

     "CIBC" has the meaning given to that term in Clause 13.2(a)(ii).

     "Collateral Holding Account Agreement" means the Collateral Holding Account Agreement substantially in the form attached hereto as Exhibit 8.

     "December Debt Service Amount" has the meaning given to that term in Clause 6.1.

     "Equalisation Fee" has the meaning given to that term in Clause 12(a).

     "Eurobond Default" means any Default, as defined in the Conditions of the Eurobonds.

     "Excess Margin" has the meaning given to that term in Clause 12(a).

     "Facility Agent" means the Agent, as defined in the Facility Agreement.

     "Indemnified Party" has the meaning given to that term in Clause 11.1.

     "Indemnifying Party" has the meaning given to that term in Clause 11.1.

     "InPower Standstill Agreement" means the Standstill Agreement between, inter alios, InPower Limited, BondPower Limited and Deutsche Bank AG London Branch, as Agent under the Facility Agreement.

     "Insolvency Event" means (a) with respect to the Issuer or any Guarantor, any action, proceedings, or other steps taken with a view to the winding-up, bankruptcy, liquidation, dissolution, administration, receivership, administrative receivership, re-organisation of a company, any moratorium, composition or arrangement in respect of a company, any assignment for the benefit of creditors of a company or any analogous proceeding affecting such company in any jurisdiction outside England or Wales and (b) with respect to AES, the commencement of any proceeding or the filing of any petition seeking liquidation, reorganization or other relief in respect of its debts under any applicable bankruptcy, insolvency, receivership or similar law, the appointment of a receiver, trustee, custodian, sequestrator, conservator or similar official for such company or for a substantial part of its assets, the making of a general assignment for the benefit of creditors or the taking of any action for the purpose of effecting any of the foregoing, or that such company shall become unable, admit in writing its inability, or fail generally, to pay its debts as they become due.

     "Majority Bondholders" means Senior Bondholders, voting as a single class, holding at least a majority of the Sterling Equivalent of the principal amount of the Senior Bonds outstanding.

     "Permanently Waived Senior Bond Defaults" means any Default, Potential Event of Default or Event of Default arising in connection with:

     (a) the termination of the Primary Hedge Agreement, under Sections 6.01(c) (by reason of any breach of Section 4.18), 6.01(o) and 6.01(q) of the Indenture;

     (b) the negotiation of, entering into by the Issuer and each Guarantor of, and the performance of its obligations under, and compliance with the terms of, the Standstill Documents, under Sections 6.01(f), 6.01(g) and 6.01(j) of the Indenture (insofar as such action corresponds to the events described in said Sections 6.01(f) and 6.01(g));

     (c) the deposit, or failure to deposit, into the Liquidity Account, or failure to withdraw from, the Holding Account, the amount standing to the credit of the Holding Account on the Transfer Date relating to the Scheduled Calculation Date on 30 June 2002;

     (d) failures during the Standstill Period by the Issuer or a Guarantor to provide information to the Senior Bond Trustee as required under the first sentence of Section 4.03(d)(ii) of the Indenture, if such information has not otherwise been made public;

     (e) transfers of funds in breach of Section 4.07(c) of the Indenture, if made in accordance with the Group Account Agreement and as contemplated by any Standstill Document;

     (f) encumbrances or restrictions referred to in Section 4.09(a) of the Indenture, to the extent that any term or provision of any Standstill Document could be considered a breach of Section 4.09(a) of the Indenture;

     (g) a Lien created in early 2002 in breach of Section 4.11 of the Indenture, in respect of (pound)300,000 of cash as collateral with contractual counterparties;

     (h) any failure by the Issuer, during the Standstill Period, to give any notice pursuant to Section 4.17 of the Indenture;

     (i) any material amendment or material modification entered into during, or any waiver for the period of, the Standstill Period or any termination of the Electricity Contracting Policy or the Hedging Policy, for which no Rating Affirmation is obtained, under Section
          4.18 of the Indenture, or any material amendment, material modification, termination or waiver of any Market Hedge Agreement under Section 4.20 of the Indenture, provided that such amendment, modification, termination or waiver is consented to by the Bank Steering Committee, in consultation with the members of the Ad Hoc Senior Bond Committee;

     (j) any amendment, modification, termination or waiver of any material right during the Standstill Period under the RJB Coal Sale Agreement which under Section 4.18 of the Indenture may not be made if it could reasonably be expected to have a Material Adverse Effect, if such amendment, modification, termination or waiver is consented to by the Bank Steering Committee, in consultation with the members of the Ad Hoc Senior Bond Committee;

     (k) agreements entered into during or prior to the Standstill Period relating to sales of electricity or capacity which, under Section 4.21(a)(iii) of the Indenture, are not permitted by the Electricity Contracting Policy as in effect immediately prior to the date of this Agreement;

     (l) breaches of Section 4.24 of the Indenture, to the extent such breaches are required or permitted under any Standstill Document;

     (m) breaches of Section 4.27 of the Indenture, to the extent such breaches relate to fees provided for or contemplated by any Standstill Document;

     (n) the performance by any AES Drax Company of any transfer obligations arising under Clause 8.5;

     (o) to the extent not otherwise identified above, the entry into and the performance of any obligation and the implementation of any arrangement under any Standstill Document; or

     (p) Section 6.01(f)(ii), 6.01(g)(i) or 6.01(g)(v) of the Indenture, by virtue of any Relevant Company, Drax Power Finance Limited, Drax Energy, Drax Energy II or Drax Power Finance Holdings Limited entering into good faith negotiations relating to a Restructuring.

     "Plots" has the meaning given to that term in Clause 6.5(a).

     "Postponed Termination Date" has the meaning given to that term in Clause 3.2.

     "Power Station" has the meaning given to that term in the Bond Trust Deed.

     "Proceedings" has the meaning given to that term in Clause 25.1.

     "Restructuring" means the restructuring of the Combined Senior Debt.

     "Sale" has the meaning given to that term in Clause 6.5(a).

     "Senior Bond Default" means any Default, Potential Event of Default or Event of Default, each as defined in the Senior Bond Indenture.

     "Senior Creditor Committees" means the Bank Steering Committee and the Ad Hoc Senior Bond Committee.

     "Senior Bondholders" means the beneficial holders of interests in the Senior Bonds.

     "Standstill Date" has the meaning given to it in Clause 2.

     "Standstill Documents" means this Agreement and each of the agreements set forth in paragraph (a) of Schedule 1 hereto and any other document so designated by the Senior Creditor Committees and the Issuer.

     "Standstill Period" means the period from and including the Standstill Date to, but excluding, the Standstill Termination Date.

     "Standstill Termination Date" has the meaning given to it in Clause 3.1.

     "Temporarily Waived Senior Bond Default" shall mean any Default or Event of Default arising:

     (a) in connection with the Primary Hedge Counterparty, the Primary Hedge Counterparty Guarantor or AES, under Sections 6.01(f), 6.01(g), 6.01(h), 6.01(i), 6.01(j) or 6.01(p) of the Indenture;

     (b) in connection with any Relevant Company (other than Drax Power), Drax Power Finance Limited, Drax Energy, Drax Energy II or Drax Power Finance Holdings Limited, under Section 6.01(f)(i)(A) of the Indenture to the extent any of them may be deemed balance sheet insolvent under the Insolvency Act 1986 (as amended);

     (c) except as otherwise provided in clause (p) of the definition of "Permanently Waived Senior Bond Defaults", in connection with any Relevant Company, Drax Power Finance Limited, Drax Energy, Drax Energy II or Drax Power Finance Holdings Limited, under Section 6.01(f)(ii) of the Indenture to the extent any of them begins negotiations with one or more of its creditors or takes any steps with a view to readjustment, rescheduling or deferral of any of its Indebtedness or proposes to take any of these steps;

     (d) in connection with the Designated Agreement Counterparty to the RJB Coal Sale Agreement, under Section 6.01(f), 6.01(g), 6.01(h), 6.01(i), 6.01(j), 6.01(p) or 6.01(q) of the Indenture; or

     (e)  under Section 6.01(d) of the Indenture.

     "Temporarily Waived Eurobond Default" means any Default:

     (a) in connection with the Primary Hedge Counterparty, Primary Hedge Counterparty Guarantor or AES, under Conditions 11.2 by reason of any breach of Condition 8.5.1,

          11.4.1(b), 11.4.2(b), 11.4.3, 11.4.5, 11.5 to 11.10, 11.11.1,
          11.11.2(a), 11.11.4, 11.11.9, 11.22 and 11.23;

     (b) in connection with UK Coal plc (formerly RJB Mining (UK) Ltd.) or any of its Subsidiaries, under Conditions 11.4 to 11.10 or in connection with any Relevant Company (other than Drax Power) being balance sheet insolvent under the Insolvency Act 1986 (as amended), under Conditions 11.4 to 11.9;

     (c) that may have arisen in connection with any disclosed rescheduling of payment and delivery under the Coal Supply Agreement prior to the Standstill Period, under Conditions 8.5.1, 8.5.2, 10.6(c) and 11.11, and under Conditions 11.2 and 11.3 by reason of any such Default;

     (d) under Conditions 11.1 (with respect to non-payment of Coupons on or about 31 December 2002, referable solely to the scheduled repayment of the principal amount of the Loan on or about 31 December 2002),
          11.18 and that may have arisen under Condition 11.23 by reason of all circumstances in existence and events that have occurred up to and including the date of execution and delivery of this Agreement;

     (e) arising before the commencement of the Standstill Period, under Conditions 7.1 and 10.6(a), and under Condition 11.2 by reason of any such Default;

     (f) arising during the Standstill Period in respect of which the Issuer fails to notify the Eurobond Trustee in writing (provided other prompt notification is given to the Eurobond Trustee), under Condition 7.1 and 10.6(a), and under Condition 11.2 by reason of any such Default;

     (g) arising in relation to the production of the Optimisation Base Cost, Forecast, Operating Budget or Capex Budget during the Standstill Period, under Conditions 7.2(j), 10.20, in relation to the Capex Budget only, and 9.5.1(iv), in relation to the Operating Budget only, and 8.3.4, and under Condition 11.2 or 11.3 by reason of any such Default;

     (h) arising in connection with the delivery of audited accounts of TXU Group companies to the Eurobond Trustee, under Condition 6.1(a)(iii), and under Condition 11.2 by reason of any such Default;

     (i) arising in connection with the failure to produce the Annual Operating Plan in respect of the Financial Year commencing 1 January 2003, under Conditions 7.2(m) and 8.3.1(f), and under Condition 11.2 by reason of any such Default;

     (j) arising in connection with operating the Project Facilities with a view to producing sufficient revenue to meet the obligations of each Relevant Company, under Condition 8.3.1, and under Condition 11.2 by reason of any such Default;

     (k) arising in connection with any request for amendment to the Coal Supply Agreement, the Rail Carriage Contracts, the Sidings Agreement and the Docks Agreement, under Condition 8.5.2(a), and under Condition 11.2 by reason of any such Default;

     (l) that may have arisen in connection with breaches of the Coal Supply Agreement that occurred prior to the Standstill Period, under Condition 8.5.1, and under Condition 11.2 by reason of any such Default; or

     (m)  arising under Condition 11.18.2.

     "Termination Event" means:

     (a) the delivery, in accordance with the Intercreditor Deed, of a Declaration of Intent by the Senior Bond Trustee in respect of any Senior Bond Default or by the Senior Agent in respect of any Eurobond Default which is not a Temporarily Waived Senior Bond Default or a Temporarily Waived Eurobond Default or which is not otherwise waived and in respect of which no Cessation Notice has been delivered;

     (b) the breach by any Consenting Bondholder, the Eurobond Trustee, the Senior Bond Trustee or the Senior Agent of any of its obligations under this Agreement; or

     (c) the breach by any of the Issuer, any Guarantor or AES of any of its obligations under this Agreement and any such breach, if capable of being remedied, is not remedied within 10 Business Days of the occurrence of such breach, provided that such breach will not be a Termination Event if it is caused by, or is due to:

          (i)  the occurrence of any Insolvency Event in respect of AES; or

          (ii) the enforcement by the High Yield Security Trustee (as defined in the Drax Energy Intercreditor Deed) of the High Yield Mortgage Over Shares (as defined in the Drax Energy Intercreditor Deed), and the Issuer or any Guarantor can demonstrate, to the reasonable satisfaction of the Senior Creditor Committees, within 30 days of the occurrence of such event or circumstance, that (x) the then current operation of the Power Station is not materially adversely affected by such event or circumstance and (y) the obligation to provide key personnel under Clause 8.1 has not, and shall not, be breached during the Standstill Period, or that alternative personnel with comparable capabilities have been or will be employed by Drax Power.

     "Termination Notice" means a notice substantially in the form set out in
     Schedule 3 hereto.

1.3  Conflicts

     In the case of any conflict or inconsistency between the terms of this Agreement and the terms of any other Finance Document (as such conflict or inconsistency relates to the subject matter of this Agreement), the terms of this Agreement shall prevail.

1.4  Interpretation

     Any reference in this Agreement to:

     (a) a "Business Day" shall be construed as a reference to a day on which banks are generally open for business in London, and, for the purposes of the monthly payments referred to in Clause 12(a) and giving notices under Clause 22, New York City.

     (b) a "month" is a reference to a period starting on one day in a calendar month and ending on the numerically corresponding day in the next succeeding calendar month or, if that day is not a Business Day, the next succeeding Business Day in the same calendar month (or, if none, the immediately preceding Business Day), provided that if a period starts on the last Business Day in a calendar month or if there is no numerically corresponding day in the later calendar month, that period shall end on the last Business Day in that later calendar month;

     (c) a "person" shall be construed as a reference to any person, firm, company, corporation, government, state or agency of a state or any association or partnership (whether or not having separate legal personality) of two or more of the foregoing;

     (d) statutory provisions shall be construed as references to those provisions as replaced, amended or re-enacted from time to time;

     (e) Clauses are to be construed as references to the Clauses of this Agreement and references to this Agreement shall include its Schedules; and

     (f) this Agreement (or any Clause) or any other document shall be construed as references to this Agreement (that Clause) or that document as in force for the time being and as from time to time amended, supplemented, novated or restated otherwise than contrary to the terms thereof.

1.5  Headings

     Headings shall be ignored in construing this Agreement.

2.   STANDSTILL DATE

     This Agreement shall not take effect unless and until the date (the "Standstill Date"), on or before 31 December 2002, on which:

     (a) each party intended to be a party hereto has executed and delivered this Agreement; and

     (b) each of the Senior Creditor Committees has notified each party to this Agreement (which notification shall be given promptly upon such receipt or waiver) that it has either received or waived (in its absolute discretion) the requirement to receive each of the documents set forth in Schedule 1 hereto in form and substance satisfactory to it;

     provided that if such conditions are satisfied after 2:00 p.m. (London time) on any day which would then be the Standstill Date, the "Standstill Date" shall be the immediately following Business Day.

3.   STANDSTILL TERMINATION

3.1  Termination

     The Standstill Period shall terminate on the date (the "Standstill Termination Date") which is the earlier of:

     (a) 31 May 2003 (the "Initial Termination Date"), unless Clause 3.2 applies, in which case the Postponed Termination Date; and

     (b) the date on which either the Senior Bond Trustee (acting on the instruction of the Consenting Bondholders, provided that such Consenting Bondholders constitute the Majority Bondholders) or the Eurobond Trustee (acting upon the instruction of the Bank Security Trustee set out in a letter substantially in the form set out in
          Schedule 2 to the InPower Standstill Agreement) has delivered a Termination Notice to each of the other parties to this Agreement, provided that (i) the Standstill Termination Date will not occur unless and until a Termination Event has occurred and is continuing and (ii) any Termination Notice shall not be effective if given with respect to a Termination Event under paragraph (b) of the definition thereof if such Termination Notice:

          (i) is given by the Senior Bond Trustee acting on the instruction of the Consenting Bondholders where one or more of such Consenting Bondholders is or are in breach of its or their obligations under this Agreement, unless the Consenting Bondholders who have given the instruction to the Senior Bond Trustee and are not in breach of their obligations under this Agreement constitute the Majority Bondholders;

         (ii) is given by the Senior Bond Trustee where the Senior Bond Trustee is in breach of its obligations under this Agreement; or

        (iii) is given by the Eurobond Trustee where the Eurobond Trustee or the Senior Agent is in breach of its obligations under this Agreement.

3.2  Extension of Standstill Period

     The Standstill Period may be extended beyond the Initial Termination Date if:

     (a) the Eurobond Trustee (acting upon an instruction of the Bank Security Trustee set out in a letter substantially in the form set out in
          Schedule 2 to the InPower Standstill Agreement) provides notice to the Senior Bond Trustee, the Senior Agent, the Intercreditor Agent, AES and the Issuer;

     (b) the Senior Bond Trustee (acting on the instruction of the Majority Bondholders) provides notice to the Eurobond Trustee, the Senior Agent, the Intercreditor Agent, AES and the Issuer,

     (c) the Issuer (for itself and on behalf of each Guarantor) provides notice to the Eurobond Trustee, the Senior Bond Trustee, the Senior Agent, the Intercreditor Agent and AES, and

     (d) AES provides notice to the Eurobond Trustee, the Senior Bond Trustee, the Senior Agent, the Intercreditor Agent and the Issuer,

     in each case on or before the date which, but for such notices, would be the date of termination of the Standstill Period in accordance with Clause 3.1(a), in writing and consenting to such an extension on the same terms and conditions as set out in this Agreement; provided that the Standstill Period may only be extended, on each occasion on which such notices are given, for a period of 30 days beyond the date which, but for such notices, would have been the termination date of the Standstill Period in accordance with

     Clause 3.1(a). The last date of the Standstill Period, as extended beyond the Initial Termination Date pursuant to this Clause 3.2, is referred to herein as the "Postponed Termination Date".

3.3  Release of Parties

     On the Standstill Termination Date:

     (a) the Consenting Bondholders shall, from that time, be released from their obligations under Clauses 4.1, 4.2 and 6.1(a);

     (b) the Senior Bond Trustee shall, from that time, be released from its obligations under Clauses 5 and 6.1(a);

     (c) the Eurobond Trustee shall, from that time, be released from its obligations under Clauses 7.1 and 6.1(b);

     (d) AES shall, from that time, be released from its obligations under all of Clause 8; and

     (e) the Issuer and each Guarantor shall, from that time, be released from all of their respective obligations under Clause 9;

     in each case with prejudice to any rights and liabilities of each party hereto prior to the Standstill Termination Date.

3.4  Deemed Declaration of Intent

     If, following the expiration of the Standstill Period, any class of Senior Creditors delivers a Declaration of Intent to the Intercreditor Agent and each Senior Representative, then that Declaration of Intent shall be deemed to have been delivered on the later of the Standstill Date and the first day upon which it could have been given following the applicable Senior Bond Default or Eurobond Default (which day shall be specified in the Declaration of Intent delivered to the Intercreditor Agent and each Senior Representative) and the Remedies Initiation Notice shall be deemed to have been delivered two Business Days after the deemed date of delivery of such Declaration of Intent, provided that the provisions of this Clause
     3.4 shall not apply to any Permanently Waived Senior Bond Defaults or any Eurobond Defaults permanently waived by operation of the Bond Trust Deed (as amended pursuant hereto and the other Standstill Documents). Each of the Senior Agent, the Senior Bond Trustee and the LC Facility Agent, as Senior Representative, hereby waives its right to receive such Declaration of Intent and Remedies Initiation Notice from the Intercreditor Agent.

4.   CONSENTING BONDHOLDERS' COVENANTS

4.1  Not to Take Action

     Each Consenting Bondholder hereby agrees, in connection with any Temporarily Waived Senior Bond Default, during the Standstill Period:

     (a) not to seek to enforce its rights under the Senior Bond Indenture (whether, directly or indirectly, by instructing the Senior Bond Trustee or otherwise) to Accelerate and not to make any Statutory Demand for any of the Senior Bonds which it holds;

     (b) not to take or cause (or seek to cause, directly or indirectly) the Senior Bond Trustee to deliver any notice to the Intercreditor Agent or the Security Trustee instructing the Intercreditor Agent to instruct the Security Trustee or instructing the Security Trustee to take, any Other Enforcement Action, provided that this provision shall not apply in relation to the transfer of shares in Drax Holdings or any of its subsidiaries (subject to any charge over such shares) to a third party purchaser in accordance with Clause 8.5 without enforcing or requiring the Security Trustee to enforce any security conferred by the Security Documents;

     (c) if any other Senior Bondholders have given any instruction to the Senior Bond Trustee (whether, directly or indirectly, by instructing the Senior Bond Trustee or otherwise) to take or cause the Intercreditor Agent to instruct the Security Trustee to take or otherwise cause the Security Trustee to take, any Security Enforcement Action or Other Enforcement Action, to give contrary directions to the Senior Bond Trustee directing the Senior Bond Trustee not to act in accordance with such instructions;

     (d) not to take or cause (or seek to cause, directly or indirectly) the Senior Bond Trustee to take, and to procure that the Senior Bond Trustee does not take, any action under Section 7.02(j) of the Senior Bond Indenture;

     (e) not to cause (or seek to cause, directly or indirectly) the Senior Bond Trustee to deliver any notice referred to in Clauses 8.3(b),
          (c), (d) and (f)(ii) of the Group Account Agreement that could otherwise be given to the Security Trustee;

     (f)  not to provide the Account Bank with a Payment Certificate; and

     (g) not to cause (or seek to cause, directly or indirectly) the Senior Bond Trustee to deliver, and to procure that the Senior Bond Trustee does not deliver, a Declaration of Intent to the Intercreditor Agent.

4.2  Restrictions on Transfer of Senior Bonds

     Each Consenting Bondholder hereby agrees, with effect from the date on which such Consenting Bondholder executes any counterpart of this Agreement (or, if not an Initial Consenting Bondholder, with effect from the date on which it accedes hereto) until the Standstill Termination Date, that if a sale, transfer or other disposal of an interest in Senior Bonds by such Consenting Bondholder would result in the interest in the principal amount of Senior Bonds held by such Consenting Bondholder being less than the principal amount of Senior Bonds held at the time of its execution of or accession to this Agreement, it will procure that any purchaser or transferee of an interest in Senior Bonds owned by such Consenting Bondholder agrees to be bound by the terms of this Agreement by executing an accession deed substantially in the form attached hereto as
     Schedule 2. If any Consenting Bondholder has sold, transferred or otherwise disposed of all of its interests in the Senior Bonds to one or more purchasers or transferees, each of which has executed an accession deed, such Consenting Bondholder shall be released from its obligations under Clause 4.1.

4.3  Notice to Senior Bond Trustee

     Each Consenting Bondholder hereby agrees to provide notice to the Senior Bond Trustee confirming that such Consenting Bondholder has executed and delivered this Agreement, such notice to include the principal amount of Senior Bonds held by such Consenting Bondholder, and to provide any other information or instructions required by the Senior Bond Trustee in order to give effect to this Agreement (including to procure that its nominee or the participant through which it holds such Senior Bonds in any clearing system provides the necessary information and consent to the Senior Bond Trustee to give effect to this Agreement as soon as practicable following the execution hereof).

4.4  Deed Poll

     The undertaking given by each Consenting Bondholder in Clauses 4.2 and 4.3 is given by way of Deed Poll for the benefit of all other parties expressed to be a party to this Agreement (and notwithstanding that they may not have executed this Agreement) and shall accordingly become effective immediately upon execution and delivery by such Consenting Bondholder of a counterpart of this Agreement.

5.   SENIOR BOND TRUSTEE

     The Consenting Bondholders hereby instruct the Senior Bond Trustee to agree, and the Senior Bond Trustee hereby agrees, not to exercise any of its discretion under the Senior Bond Indenture, in connection with any Temporarily Waived Senior Bond Default:

     (a) to Accelerate or to make any Statutory Demand for any of the Senior Bonds;

     (b) to deliver notice to the Intercreditor Agent or the Security Trustee instructing the Intercreditor Agent to instruct the Security Trustee or instructing the Security Trustee to take, any Other Enforcement Action, provided that this provision shall not apply in relation to the transfer of shares in Drax Holdings or any of its subsidiaries (subject to any charge over such shares) to a third party purchaser in accordance with Clause 8.5 without enforcing or requiring the Security Trustee to enforce any security conferred by the Security Documents;

     (c)  to take any action under Section 7.02(j) of the Senior Bond
          Indenture;

     (d)  to deliver any notice, referred to in Clauses 8.3(b), (c), (d) and
          (f)(ii) of the Group Account Agreement that could otherwise be given to the Security Trustee;

     (e)  to provide to the Account Bank a Payment Certificate; and/or

     (f)  to deliver a Declaration of Intent to the Intercreditor Agent.

6.   WAIVERS, AMENDMENTS AND CONSENTS

6.1  Waivers for Cash Release

     (a) The Consenting Bondholders hereby waive and authorise the Senior Bond Trustee to waive, and the Senior Bond Trustee hereby waives, all Senior Bond Defaults; and

     (b)  the Eurobond Trustee hereby waives all Eurobond Defaults,

     solely for the purposes of Clause 8.3(a) of the Group Account Agreement and paragraph (c) of Schedule 14 to the Group Account Agreement to the extent and for so long as required:

          (i) to withdraw on the Standstill Date the entire amount standing to the credit of the Insurance Reserve Account for transfer to the Proceeds Account pursuant to Clause 13.3(d) and in accordance with paragraph (c) of Schedule 14 to the Group Account Agreement;

          (ii) to withdraw on the Standstill Date all amounts standing to the credit of the Holding Account for transfer to the Debt Service Reserve Account pursuant to Clause 13.2(e)(i) and in accordance with paragraph (b) of Schedule 5 to the Group Account Agreement;

          (iii) to withdraw on or before 31 December 2002 for transfer to the Proceeds Account amounts standing to the credit of the Debt Service Reserve Account in an aggregate amount (the "December Debt Service Amount") equal to (pound)53,435,616.87;

          (iv) to make further withdrawals approved by the Senior Creditor Committees from the Debt Service Reserve Account for transfer to the Proceeds Account pursuant to Clause 13.2(a)(vii);

          (v) to withdraw amounts from the Collateral Financing Account pursuant to Schedule 15 of the Group Account Agreement; and

          (vi) to transfer funds between Accounts for any other purpose contemplated by this Agreement.

6.2 Permanent Waiver The Consenting Bondholders hereby waive permanently and authorise the Senior Bond Trustee to waive permanently, and the Senior Bond Trustee hereby waives permanently, the Permanently Waived Senior Bond Defaults.

6.3  Amendment to Group Account Agreement

     (a) The Consenting Bondholders hereby consent to the amendments to the Group Account Agreement as set out in, and authorise the Senior Bond Trustee to consent to and to execute and perform, and the Senior Bond Trustee consents to and agrees that it shall execute and perform,

     (b) the Eurobond Trustee, on behalf of the Majority Eurobond Creditors, hereby authorises the Senior Agent to consent to and to execute and perform;

     (c) each of the Senior Agent (as Senior Representative of the Eurobond Finance Parties and the Swap Creditor) and the LC Facility Agent hereby consents to the amendments to the Group Account Agreement as set out in, and each of the Senior Agent and the LC Facility Agent hereby agrees that it shall execute and perform;

     (d) the Eurobond Trustee, the Senior Bond Trustee, the Senior Agent (in its capacity as the Senior Representative of the Eurobond Finance Parties and of the Swap Creditor) and the LC Facility Agent hereby request that the Intercreditor Agent direct the Security Trustee and the Intercreditor Agent hereby directs the Security Trustee to execute and perform:

          the Fourth Supplemental Agreement relating to the Group Account Agreement in the form attached hereto as Exhibit 2.

6.4  Amendment to the Senior Bond Indenture

     The Consenting Bondholders hereby consent to and authorise the Senior Bond Trustee to execute and perform, and the Senior Bond Trustee agrees that it shall execute and perform, the Third Supplemental Indenture in the form attached hereto as Exhibit 6.

6.5  Consent to Sale of Land

     (a) The Senior Bond Trustee, the Senior Agent (in its capacity as the Senior Representative of the Eurobond Finance Parties and of the Swap Creditor) and the LC Facility Agent hereby request that the Intercreditor Agent direct the Security Trustee and the Intercreditor Agent hereby directs the Security Trustee to consent to the sale (the "Sale") by Drax Power of two non-operational plots of land (the "Plots") which form part of the Site (as defined in the Eurobonds) for an aggregate purchase price of approximately (pound)250,000 (which shall be paid into the Proceeds Account) and which are mortgaged in favour of the Security Trustee pursuant to the Security Documents and release the Plots from the security interests created under the Security Documents.

     (b) The Eurobond Trustee hereby consents to the sale of the Plots and permanently waives all Eurobond Defaults in connection with the sale of the Plots free from security interests created under the Security Documents.

     (c) The Consenting Bondholders hereby consent to the sale of the Plots and permanently waive all Senior Bond Defaults in connection with the sale of the Plots free from security interests created under the Security Documents and hereby authorise the Senior Bond Trustee to
          (i) consent to such sale and permanently waive all Defaults arising from such sale arising under the Senior Bond Documents; and (ii) make the request set out in sub-clause (a) above, and the Senior Bond Trustee hereby so consents to such Sale and waives such Senior Bond Defaults.

     (d) The Security Trustee hereby confirms that it shall act in accordance with the direction of the Intercreditor Agent as set out in sub-clause (a) above.

6.6  Ratification of the Termination of the Primary Hedge Agreement

     (a) The Eurobond Trustee hereby requests the Intercreditor Agent to give the direction in Clause 6.6(b).

     (b) The Intercreditor Agent, pursuant to paragraph 2(a) of Schedule 6 to the Intercreditor Deed, hereby directs the Security Trustee retrospectively to consent, pursuant to paragraph 8(d) of Schedule 6 to the Intercreditor Deed, and otherwise to ratify the termination of the Primary Hedge Agreement by Drax Power (if and to the extent such retrospective consent and ratification are necessary).

     (c) The Security Trustee hereby retrospectively consents pursuant to paragraph 8(d) of Schedule 6 to the Intercreditor Deed and otherwise ratifies the termination of the Primary Hedge Agreement by Drax Power (if and to the extent such retrospective consent and ratification are necessary).

6.7  Execution of this Agreement and the Sixth Supplemental Bond Trust Deed

     (a) The Eurobond Trustee, the Senior Bond Trustee, the Senior Agent (in its capacity as the Senior Representative of the Eurobond Finance Parties and of the Swap Creditor) and the LC Facility Agent hereby request that the Intercreditor Agent direct the Security Trustee and the Intercreditor Agent hereby directs the Security Trustee to execute and perform this Agreement.

     (b) The Senior Agent (in its capacity as the Senior Representative of the Eurobond Finance Parties and of the Swap Creditor) hereby requests that the Intercreditor Agent direct the Security Trustee and the Intercreditor Agent hereby directs the Security Trustee to execute and perform the Sixth Supplemental Bond Trust Deed in the form attached hereto as Exhibit 5.

7.   EUROBOND TRUSTEE'S COVENANTS

7.1  Not to Take Action

     The Eurobond Trustee hereby agrees, in connection with any Temporarily Waived Eurobond Default, during the Standstill Period:

     (a)  not to take any of the actions set forth in Condition 11(a), (b),
          (c), (d) or (e) of the Eurobonds and not to Accelerate or to make any Statutory Demand for any of the Eurobonds;

     (b)  not to take any action under Condition 5.3.3(c) of the Eurobonds;

     (c) not to take, seek to take or instruct the Intercreditor Agent to instruct the Security Trustee or to instruct the Security Trustee to take, any Other Enforcement Action, provided that this provision shall not apply in relation to the transfer of shares in AES Drax Holdings Limited (subject to any charge over such shares) to a third party purchaser in accordance with Clause 8.5 without enforcing or requiring the Security Trustee to enforce any security conferred by the Security Documents;

     (d)  not to provide to the Account Bank a Payment Certificate; and

     (e)  not to deliver a Declaration of Intent to the Intercreditor Agent.

7.2  No Security Enforcement Action

     The Eurobond Trustee hereby agrees that it will not:

     (a) take any of the actions set forth in Conditions 11(a), (b), (c), (d) or (e) of the Eurobonds or to Accelerate or to make any Statutory Demand for any of the Eurobonds;

     (b)  take any action under Condition 5.3.3 of the Eurobonds;

     (c) take, seek to take or deliver any notice to the Intercreditor Agent or the Security Trustee instructing the Intercreditor Agent to instruct the Security Trustee or instructing the Security Trustee to take, any Other Enforcement Action;

     (d)  provide the Account Bank with a Payment Certificate; or

     (e)  deliver a Declaration of Intent to the Intercreditor Agent;

     in each case, by reason of any failure by the Issuer or any Guarantor to make any prepayment of the Coupons pursuant to Condition 5.3.1 of the Eurobonds, notwithstanding that any amount of the Loan (as defined in the Facility Agreement) has become due pursuant to clause 7.9(c) of the Facility Agreement; provided that any amounts paid by the Primary Hedge Counterparty, the Primary Hedge Counterparty Guarantor (or any Affiliate thereof) that would otherwise be applied in accordance with Clause 7.9(c) of the InPower Credit Agreement have been deposited into the Collateral Holding Account in accordance with Clause 13.1(c).

8.   AES COVENANTS

8.1  Support to Restructuring

     AES hereby agrees to act in good faith in providing support to the Restructuring process and any Restructuring plan, including the provision of key personnel (including J Turner (or alternative personnel of comparable capabilities), J Brandt, G Levesley and R Santoroski) for the Power Station and the Restructuring process, provided that in no circumstances shall AES be required to make any further debt or equity contributions. For the avoidance of doubt, for so long as AES is not in breach of Clause 8.2 (and subject to Clause 8.6), no disposal (directly or indirectly) of share capital of any Obligor by AES or any of its Affiliates shall be deemed to be a failure to provide support.

8.2  No Sale

     AES hereby agrees to retain a direct or indirect holding of a majority of the share capital of each AES Drax Company unless otherwise required pursuant to Clause 8.5 below.

8.3  Restructuring Plan

     AES hereby agrees not to prevent any AES Drax Company from approving a Restructuring plan acceptable to the requisite Combined Senior Creditors, provided that no AES Drax Company shall be required to approve any Restructuring plan solely on the basis that it is acceptable to any, some or all of the Combined Senior Creditors.

8.4  Procuring Breach

     AES hereby agrees not to give directions to the Issuer or any Guarantor to breach any of the Issuer and Guarantors' obligations in Clause 9, provided that any action taken by representatives of AES in their role as officers or directors of any AES Drax Company shall not, under any circumstances, be deemed to be an action of AES.

8.5  Transfer of Shares

     AES hereby agrees, subject to the fiduciary duties of the directors of the relevant AES Drax Companies, and to the obligations, terms and restrictions under, and all security interests arising under, the Finance Documents, to transfer, or to procure that any AES Drax Company which is wholly owned, or controlled, directly or indirectly by it transfers the shares in Drax Holdings and any of its subsidiaries owned by AES or by any such AES Drax Company to a third party purchaser designated by the Senior Bond Trustee (acting on the instruction of the Majority Bondholders) and the Eurobond Trustee (acting on the instruction of the Bank Security Trustee set out in a letter substantially in the form of the Schedule 2 to the InPower Standstill Agreement).

8.6  Limitation of Liability

     For the avoidance of doubt, the Senior Creditors party to this Agreement hereby agree that the only recourse for breach of any of the covenants set out in Clauses 8.1 to 8.5 shall be the termination of this Agreement and no other claim may be made and no other remedy may be sought against AES by any person whatsoever in connection with any such breach, save that the Senior Creditors may seek and/or obtain injunctive relief from any court of competent jurisdiction to prevent a breach by AES of the covenant set out in Clause 8.2; provided that injunctive relief may not be sought in relation to AES's failure to retain (directly or indirectly) any holding in any AES Drax Company if such failure is caused by or due to the enforcement by the High Yield Security Trustee (as defined in the Drax Energy Intercreditor Deed) of the High Yield Mortgage Over Shares (as defined in the Drax Energy Intercreditor Deed) or any Security Enforcement Action.

9.   ISSUER'S AND GUARANTORS' COVENANTS

9.1  Notice of Insolvency Proceedings

     The Issuer and each Guarantor hereby agrees to provide notice to each of the Senior Creditor Committees at the earliest practicable time prior to and, if reasonably practicable, not less than 30 days prior to, any proposal in relation to any proposed Insolvency Event of the Issuer or any Guarantor and consult in good faith with the Senior Creditor Committees in relation to such proposal.

9.2  Restructuring Proposal

     The Issuer and each Guarantor hereby agrees to enter into good faith negotiations with the Senior Creditor Committees relating to a Restructuring plan.

9.3  Business Plan

     The Issuer and each Guarantor hereby agrees to present a business plan on or before 28 February 2003 and to procure the presentation of a Restructuring plan, in consultation with the Senior Creditor Committees, and an updated business plan no later than 15 March 2003.

9.4  Financial Model

     The Issuer and each Guarantor hereby agrees to provide access to the draft of any financial model prepared in relation to the Restructuring.

9.5  Access to Information

     The Issuer and each Guarantor hereby agrees to procure that all written material relating to the Restructuring that is provided by it to either of the Senior Creditor Committees or their respective advisers will be provided to the other Senior Creditor Committee and their respective advisers, provided that this obligation shall not relate to any written information prepared by either of the Senior Creditor Committees or their respective advisers based on written materials which have been provided to each Senior Creditor Committee as required hereby.

9.6  Fees

     Other than as set out in the Finance Documents as in effect on the date hereof, the Issuer and each Guarantor hereby agrees not to pay, prior to the Standstill Termination Date, any fees to any Senior Bondholder, Eurobondholder, Swap Creditor, Couponholder or Hedging Bank, including in relation to the providing of any consent, waiver or amendment that may be required under any Finance Document, other than the fees set forth in:

     (a) the fee letters between the Issuer and each of the members of the Ad Hoc Senior Bond Committee, dated on or about the date of this Agreement; and

     (b) the fee letter between Target and InPower Limited, dated on or about the date of this Agreement.

9.7  Cash Flow Reports

     The Issuer and each Guarantor hereby agrees to provide to the Senior Creditor Committees weekly cash flow reports and accounts, such reports and accounts to be prepared in consultation with PricewaterhouseCoopers.

9.8  Terms of Engagement

     The Issuer and each Guarantor hereby agrees, to the extent that the scope of the services required of PricewaterhouseCoopers is not covered by the terms of its engagement letter as at the date of this Agreement, to approve changes to the terms of engagement to extend the scope of the services required of PricewaterhouseCoopers (including the payment by the Issuer or any Guarantor of reasonable fees therefor) as reasonably required by the Senior Creditors Committees in relation to the Restructuring.

10.  ISSUER'S AND GUARANTORS' REPRESENTATIONS AND WARRANTIES

     The Issuer and each Guarantor represents and warrants to each of the other parties hereto that, as of the Standstill Date:

     (a) it is a limited liability company, duly incorporated and validly existing under the laws of its jurisdiction of incorporation;

     (b) it has the power to enter into and perform, and has taken all necessary action to authorise the entry into, performance and delivery of, this Agreement and the transactions contemplated hereby;

     (c) this Agreement constitutes its legal, binding, valid and enforceable obligations (it being understood that in this context "enforceable" means that such an obligation is of a type which, and is contained in a document which is in a form which, is customarily enforced by the courts in the applicable jurisdiction); and

     (d) other than the Temporarily Waived Senior Bond Defaults, the Temporarily Waived Eurobond Defaults, those defaults specified in Clause 6.2, those defaults contained in the Sixth Supplemental Bond Trust Deed (as executed in the form attached as Exhibit 5 hereto) and those defaults contained in a waiver letter dated 26 November 2002 regarding, inter alia, the terms of the insurance cover renewed by Drax Power, to its actual knowledge, after due inquiry, no Senior Bond Default or Eurobond Default has occurred and is continuing.

11.  INDEMNITY

11.1 Indemnity

     Subject to the conditions set forth in Clauses 11.2, 11.3 and 11.4, the Issuer and each Guarantor (each an "Indemnifying Party") shall indemnify each member of the Ad Hoc Senior Bond Committee and such member's directors, officers, and agents (each an "Indemnified Party") for any loss, claim, liability or judgement arising in connection with or as a consequence of the Indemnified Parties:

     (a) granting or not granting any consent, approval, instruction or waiver under:

          (i) the definition of "Standstill Document" in connection with designating any other document to be a "Standstill Document",

         (ii)  paragraph (c) of the definition of "Termination Event",

        (iii)  Clause 2,

         (iv)  Clause (iii) or (iv) of Schedule 15 to the Group Account
               Agreement,

          (v)  Clause 6.1(b)(iv) or Clauses 13.2(a)(i), 13.2(a)(v),
               13.2(a)(vi). 13.2(a)(vii) or 13.2(e)(ii), or

     (b) having a right to be consulted and/or being consulted or negotiating under:

          (i) paragraphs (i) and (j) of the definition of "Permanently Waived Senior Bond Defaults", and/or

         (ii)  Clauses 9.1, 9.2, 9.3 or 9.8;

     provided that no Indemnifying Party shall be liable to any Indemnified Party for any such loss, claim, liability or judgement if caused by the gross negligence or wilful misconduct of any Indemnified Party.

11.2 No Consenting Bondholder Action

     Each Consenting Bondholder agrees that it shall not (and that it shall procure that its directors, officers and agents will not) make any claim whatsoever against any Indemnified Party and shall not (and that it shall procure that its directors, officers and agents will not) take, commence or acquiesce to any action or proceedings against an Indemnified Party in respect of any action, decision, consent, approval or waiver taken or granted by such Indemnified Party as a member (or a director, officer or agent of such member) of the Ad Hoc Senior Bond Committee.

11.3 No Settlement absent Consent

     No Indemnified Party shall, without the consent of the Indemnifying Parties (such consent not to be unreasonably withheld), effect any settlement or compromise of, or consent to the entry of judgement with respect to, any pending or threatened action in respect of which the

     Indemnified Party is or could have been a party and an indemnity may be or could have been sought under this Clause 11, unless:

     (a)  the Indemnifying Party either:

          (i)  has not assumed the defence of the action; or

         (ii) having assumed the defence of the action, has failed to make reasonable efforts to pursue the defence; and

     (b)  such settlement, compromise or consent:

          (i) includes an unconditional release of the Indemnified Party and the Indemnifying Party from all liability on claims that are or could have been the subject of such action; and

         (ii) does not include a statement as to or an admission of fault, culpability or failure to act, by or on behalf of, the Indemnified Party; and

     (c) 45 days following delivery of a request from the Indemnified Party to an Indemnifying Party for reimbursement for the fees and expenses of counsel which have been incurred by the Indemnified Party as a result of the occurrence of the circumstances in Clause 11.3(a)(i) or 11.3(a)(ii), the Indemnifying Party (or any Affiliate thereof) has failed to make such payment.

11.4 Process Control

     (a) If any action is commenced against any Indemnified Party in respect of which indemnity may be sought pursuant to this Clause 11, the Indemnified Party shall promptly give notice to the Issuer giving reasonable details of the action.

     (b) Any Indemnifying Party may, by delivering notice to the Indemnified Party to that effect, assume the defence of such action, including the employment of counsel reasonably satisfactory to the Indemnified Party and the payment of all fees and expenses of such counsel.

     (c) If the Indemnifying Party assumes the defence of any action then, the Indemnified Party shall cooperate with the Indemnifying Party, provided that the Indemnified Party may employ separate counsel in such action and participate in the defence thereof, but the fees and expenses of such counsel shall be at the expense of the Indemnified Party unless the Indemnified Party has received consent in writing to the employment of such counsel.

11.5 Survival

     This Clause 11 will survive the termination of this Agreement for a period of two years after the Standstill Termination Date.

12.  EQUALISATION FEE

     (a) The Issuer and the Guarantors hereby agree that a fee (the "Equalisation Fee") of (pound)266,666.67 (inclusive of value added tax, if any) shall accrue monthly starting from and including 1 January 2003 during each month falling within the Standstill Period (and pro rata in respect of the month in which the Standstill Termination Date falls), which shall be paid by the Issuer to all the Senior Bondholders (for the account of such holders pro rata to the Sterling Equivalent of the principal amount of Senior Bonds held by them) on each date, if any, on which the Banks receive interest with a Margin in excess of the Margin in effect on 13 October 2002 ("Excess Margin").

     (b) The Equalisation Fee shall be reduced pro rata to the extent that during any period falling after 1 January 2003 and during the Standstill Period, the interest due and payable on the Loan does not accrue with an interest rate including the Excess Margin.

     (c) The Senior Agent hereby instructs the Intercreditor Agent in accordance with Clause 4.4 of the Intercreditor Deed to agree, and the Intercreditor Agent hereby agrees, to the accrual and payment of the Equalisation Fee by the Issuer to the Senior Bondholders in accordance with this Clause 12.

13.  ACCOUNTS

13.1 Collateral Holding Account Agreement

     (a) The Consenting Bondholders hereby consent to and authorise the Senior Bond Trustee to execute and perform, and the Senior Bond Trustee agrees that it shall execute and perform the Collateral Holding Account Agreement in the form attached hereto as Exhibit 8.

     (b) The Eurobond Trustee, the Senior Bond Trustee, the Senior Agent (in its capacity as the Senior Representative of the Eurobond Finance Parties and of the Swap Creditor) and the LC Facility Agent hereby request that the Intercreditor Agent direct the Security Trustee and the Intercreditor Agent hereby directs the Security Trustee to execute and perform the Collateral Holding Account Agreement in the form attached hereto as Exhibit 8.

     (c) The parties hereto agree that any amount paid by the Primary Hedge Counterparty, the Primary Hedge Counterparty Guarantor (or any Affiliate thereof) that would otherwise be applied in accordance with Clause 7.9(c) of the InPower Credit Agreement shall be deposited into the Collateral Holding Account and held or applied in accordance with the Collateral Holding Account Agreement.

     (d) The parties hereto agree that the bank designated in the Collateral Holding Account Agreement to hold the Collateral Holding Account may deduct fees and costs associated with the Collateral Holding Account from the Proceeds Account.

13.2 Debt Service Reserve Account

     (a) The Senior Bond Trustee, the Senior Agent (in its capacity as the Senior Representative of the Eurobond Finance Parties and of the Swap Creditor) and the LC Facility Agent hereby direct the Intercreditor Agent to direct the Security Trustee, and the Intercreditor Agent hereby directs the Security Trustee (and Drax Power hereby consents to such direction):

          (i) to agree amendments to the DSRA Letters of Credit substantially in the forms approved by the Senior Creditor Committees;

         (ii) to make a demand, on 17 December 2002 or, if later, on the Standstill Date, under the DSRA Letter of Credit issued by Canadian Imperial Bank of Commerce, Atlanta Agency ("CIBC") for the maximum amount available under such DSRA Letter of Credit;

        (iii) pursuant to clause 4.6(j) of the Group Account Agreement, to withdraw (pound)15,000,000 from the Debt Service Reserve Account as soon as reasonably practicable and in any event within two Business Days of the amount referred to in sub-clause (ii) above being paid into the Debt Service Reserve Account by CIBC and transfer such amount to the Proceeds Account and promptly after such transfer to withdraw (pound)15,000,000 from the Proceeds Account and transfer such amount to the Collateral Financing Account;

         (iv) to withdraw the December Debt Service Amount from the Debt Service Reserve Account on 30 December 2002 and transfer such amount to the Proceeds Account;

          (v) on or after 1 January 2003, to make a demand for (pound)15,386,658 under the DSRA Letter of Credit issued by the Bank of America, if so instructed in writing by the Senior Creditor Committees;

         (vi) on any date on or after 1 January 2003 (of which, for the avoidance of doubt, there may be more than one), to make any further demand under the DSRA Letter of Credit issued by Bank of America for the amount which it is instructed in writing by the Senior Creditor Committees to demand up to the maximum amount available thereunder (provided that AES has consented in writing to such demand being made); and

        (vii) to withdraw, pursuant to clause 4.6(j) of the Group Account Agreement, upon receipt of an instruction in writing from the Senior Creditor Committees, the amount set forth in such notice from the Debt Service Reserve Account as soon as reasonably practicable and in any event within two Business Days of such notice being received and transfer such amount to the Proceeds Account.

     (b) The Consenting Bondholders hereby authorise the Senior Bond Trustee to make the request set out in sub-clause (a) above.

     (c) The Security Trustee hereby confirms that it shall act in accordance with the direction of the Intercreditor Agent as set out in sub-clause (a) above.

     (d) Nothing herein shall restrict the ability of the Security Trustee to make demands under a DSRA Letter of Credit in accordance with the terms of the Intercreditor Deed.

     (e)  Drax Power hereby agrees:

          (i) on the Standstill Date, to withdraw the entire amount standing to the credit of the Holding Account and transfer such amount to the Debt Service Reserve Account; and

         (ii) that it shall not withdraw any amounts from the Debt Service Reserve Account during the Standstill Period without the consent, in each case, of the Senior Creditor Committees, other than in accordance with Clause 13.2(a).

13.3 Insurance Reserve Account

     (a)  The Eurobond Trustee and Drax Power hereby agree, for the purpose of
          Section 4.17(b) of the Group Account Agreement, that no amount is required to be transferred from the Proceeds Account to the Insurance Reserve Account on any Transfer Date falling after 30 June 2002.

     (b)  The Eurobond Trustee and Drax Power hereby agree, for the purposes of
          Section 4.17(d) of the Group Account Agreement, that no amount is required to be transferred from the Holding Account to the Insurance Reserve Account on any Transfer Date falling after 30 June 2002.

     (c) The Eurobond Trustee and Drax Power (as Obligors' Agent) agree, for the purposes of paragraph (c) of Schedule 14 to the Group Account Agreement, that all amounts standing to the credit of the Insurance Reserve Account (if any) may be withdrawn.

     (d) Drax Power hereby agrees, on the Standstill Date, to withdraw the entire amount standing to the credit of the Insurance Reserve Account and transfer such amount to the Proceeds Account and promptly after such transfer on the Standstill Date to withdraw (pound)15,000,000 from the Proceeds Account and transfer such amount to the Collateral Financing Account.

13.4 Intercreditor Agent

     (a) Each Consenting Bondholder hereby authorises the Senior Bond Trustee to direct the Intercreditor Agent to consent to;

     (b) each of the Senior Bond Trustee, the Senior Agent (in its capacity as Senior Representative of the Eurobond Finance Parties and of the Swap Creditor) and the LC Facility Agent hereby directs the Intercreditor Agent to consent to; and

     (c)  the Intercreditor Agent hereby consents to:

     the opening of the Collateral Financing Account and the Cash Cover Account (as defined in the credit facility agreement between Drax Power and National Westminster Bank Plc dated on or about the date of this Agreement).

14.  ACKNOWLEDGEMENTS

     (a) The Eurobond Trustee confirms that the principal amount of the Loan (as defined in the Facility Agreement) outstanding on the date hereof is (pound)842,555,000. The current Interest Period (as defined in the Facility Agreement) runs from 28 June 2002 to 30 December 2002, during which interest is accruing on the Loan at a rate of 6.537 per cent. per annum.

     (b) The Senior Bond Trustee confirms that the principal amount of the Senior Bonds outstanding on the date hereof is (pound)200,000,000 and $302,400,000.

     (c)  The parties hereto acknowledge that:

          (i) Clause 14.1(a) Third of the Intercreditor Deed provides that proceeds of enforcement of security conferred by the Security Documents are generally to be applied, subject to prior ranking claims, pari passu among the Combined Senior Creditors in respect of the Combined Senior Debt (other than (i) principal amounts of the Eurobonds and any default interest thereon and
               (ii) and any Senior Bonds which are defeased). The Combined Senior Debt includes, without limitation (a) the Senior Bonds,
               (b) the unmatured Coupons on the Eurobonds (which, if the Eurobonds are accelerated, shall immediately become due and payable at their NPV Coupon Amount) and (c) the Hedging Debt;

         (ii) Clause 3.1(a) of the Calculation Agency Agreement provides that it is the intent of the parties to that agreement that "in the event of an Early Termination Date under the Swap Transactions, the aggregate of (i) the aggregate NPV Coupon Amount in respect of all unmatured Coupons on the Early Termination Date plus (ii) any other amount due and payable to InPower under the Eurobond Documents (which, for the avoidance of doubt, does not include any Early Redemption Amount) plus (iii) the net amount due and payable to InPower (if any) under the Terminated Transactions to which InPower and Harich are party minus (iv) the net amount due and payable by InPower and Harich (if any) under the Terminated Transactions to which InPower and Harich are party will be approximately equal to (but not less than) the amount due and payable by InPower under the Facility Agreement on such date";

        (iii) Clause 3.3 of the Calculation Agency Agreement provides that "the Calculation Agent shall make all determinations and calculations pursuant to the Swap Transaction Documents and this Agreement in a manner which ensures that the intention referred to in Clause 3.1 is carried out and, to that end, the Calculation Agent shall on behalf of all parties to this Agreement modify the provisions of the Swap Transaction Documents and this Agreement so far (but only so far) as is necessary to ensure the same".

     (d) The parties hereto acknowledge that the provisions of Clause 30.11 of the Intercreditor Deed apply in relation to any action taken by the Intercreditor Agent pursuant to or in connection with this Agreement.

     (e)  The parties hereto acknowledge that the provisions of and Clause 6 of
          Schedule 6 to the Intercreditor Deed apply in relation to any action taken by the Security Trustee pursuant to or in connection with this Agreement.

     (f) Drax Power and the Security Trustee acknowledge that the charge over cash referred to in paragraph (a)(vii) of Schedule 1 constitutes a first ranking security interest over the Cash Cover Account (as defined therein).

15.  AMENDMENTS

     Except as expressly provided herein, the terms of this Agreement may be modified, amended or waived only by an instrument in writing executed by each party to this Agreement.

16.  CONTINUING EFFECT

     (a) Except as expressly provided herein and in any of the other Standstill Documents, the Intercreditor Deed and the other Finance Documents shall remain unchanged and shall continue in full force and effect and are in all respects ratified and confirmed, and no Senior Creditor has waived, or shall be deemed to have waived, by virtue of the passage of time or any other circumstance whatsoever, any of its rights, powers, privileges or remedies under any Finance Document or any applicable law, all of which are expressly reserved (including, on and after the Standstill Termination Date, with respect to any Temporarily Waived Senior Bond Default or Temporarily Waived Eurobond Default that is continuing at such time).

     (b) Subject to Clauses 8 and 9 hereof, each party hereto (other than the Security Trustee, the Senior Bond Trustee and the Intercreditor Agent) hereby agrees and covenants that it shall, during the Standstill Period, negotiate in good faith with the other parties hereto in an effort to arrive at an agreement for a Restructuring; provided that nothing set forth in this Agreement shall be construed so as to require any party hereto to agree to the terms of any modification proposed by any other party hereto to the Finance Documents or any other document or agreement to which it is a party.

     (c) Nothing in this Agreement shall limit the accrual of interest, fees or other amounts under any Finance Document in accordance with the terms thereof during the Standstill Period.

17.  VALIDITY OF AGREEMENT

     If any of the provisions of this Agreement becomes invalid, illegal or unenforceable in any respect under any law, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired.

18.  REMEDIES

     (a) Except as expressly provided herein, no failure on the part of any party to this Agreement to exercise, and no course of dealing with respect to, and no delay in exercising, any right, power or remedy hereunder or under any Finance Document shall operate as a waiver thereof; nor shall any single or partial exercise by any or all of such parties of any right, power or remedy hereunder or under any Finance Document preclude any other or further exercise thereof or the exercise of any other right, power or remedy.

     (b) Each party hereto acknowledges and hereby agrees that, from and after the Standstill Termination Date, the obligations set forth in Clauses
          4.1 and 7.1 hereof shall terminate and be of no further force or effect, and each Senior Creditor shall be entitled, in accordance with the Finance Documents, to exercise and enforce, or to take steps to exercise and enforce, any and all other rights, powers, privileges and remedies available to it under the Finance Documents or applicable law as a consequence of any Senior Bond Default or Eurobond Default that exists at such time.

     (c) Notwithstanding anything else in this Agreement, but save for those things that each of the Security Trustee, the Senior Bond Trustee or the Eurobond Trustee is expressly directed to do in this Agreement and the other Standstill Documents, none of the Security Trustee, the Senior Bond Trustee or the Eurobond Trustee shall be obliged to take any action in relation to this Agreement or any other Standstill Document unless directed or requested to do so by the Intercreditor Agent (in the case of the Security Trustee), the Majority Bondholders (in the case of the Senior Bond Trustee) or the Bank Security Trustee (in the case of the Eurobond Trustee) and in each case only if it shall be indemnified to its satisfaction against all liabilities to which it may thereby render itself liable or which it may incur by so doing.

     (d) The parties to this Agreement hereby agree that in acting under this Agreement and the other Standstill Documents, the Security Trustee, the Senior Bond Trustee, the Eurobond Trustee and the Intercreditor Agent shall be entitled to, and to rely upon, all the protections afforded to them under the Intercreditor Deed, the Senior Bond Indenture and the Bond Trust Deed as if the same were set out herein mutatis mutandis.

     (e) The Security Trustee shall not be liable for any liabilities suffered by any party to this Agreement or any other Senior Creditor by reason of the entry into this Agreement or the performance or otherwise of the terms hereof save for any such liabilities arising by virtue of a breach of trust by the Security Trustee or the wilful default, fraud or gross negligence of the Security Trustee.

19.  FINANCE DOCUMENT

     Without limiting any other provisions of this Agreement, Clauses 11 and 12 (but no other clauses of this Agreement) and the fee letters referred to in Clause 9.6 shall be deemed to be Finance Documents for purposes of Clause 14 of the Intercreditor Deed.

20.  COUNTERPARTS; DELIVERY BY FACSIMILE

     This Agreement may be executed in any number of counterparts and by the different parties hereto on separate counterparts, each of which, when so executed and delivered, shall be effective for purposes of binding the parties hereto, but all of which shall together constitute one and the same instrument. Delivery of an executed counterpart of a signature page to this Agreement by telecopier shall be effective as delivery of an original executed counterpart of this Agreement.

21.  NO ASSIGNMENT

     None of the parties to this Agreement may assign any of their rights or transfer any of their obligations under this Agreement, provided that any of the Eurobond Trustee, the Senior Bond Trustee, the Senior Agent, the Intercreditor Agent or the Security Trustee may assign their rights and transfer their obligations to any successor Eurobond Trustee, Senior Bond Trustee, Senior Agent, Intercreditor Agent or Security Trustee respectively.

22.  NOTICES

     Any communication or document to be sent or delivered by one person to another pursuant to this Agreement shall be sent or delivered to it:

     (a) by leaving it at (or mailing it by first class prepaid post to) the address identified with its signature below marked for the attention of the person so identified (or such other address or person as it may have specified at least two Business Days previously); or

     (b) by fax to the fax number identified with its signature below marked for the attention of the person so identified (or such other fax number as it may have specified at least two Business Days previously), anything sent by post being deemed to have been delivered on the third day following the date of posting and anything sent by fax being deemed to have been delivered when transmission has been completed.

23.  CONTRACTS (RIGHTS OF THIRD PARTIES) ACT 1999

     A person who is not a party to this Agreement has no rights under The Contracts (Rights of Third Parties) Act 1999 to enforce any term of this Agreement.

24.  GOVERNING LAW

     This Agreement is governed by and shall be construed in accordance with English law.

25.  JURISDICTION

25.1 English Courts

     The courts of England are to have jurisdiction to settle any disputes which may arise out of or in connection with this Agreement and accordingly any legal action or proceedings arising out of or in connection with this Deed ("Proceedings") may be brought in such courts.

25.2 Submission to Jurisdiction

     Each of the parties hereto hereby irrevocably submits to the jurisdiction of such courts and waives any objections to Proceedings in such courts whether on the ground of venue or on the ground that the Proceedings have been brought in an inconvenient forum. the taking of Proceedings in any other jurisdiction (whether concurrently or not).

                                  Schedule 1

                             CONDITIONS PRECEDENT

Each of the Senior Creditor Committees shall have received:

(a) A fully executed and unconditional (or conditional only upon this Agreement being unconditional) copy of:

     (i) the Fourth Supplemental Agreement relating to the CALFA (dated 30 November 1999, as amended and restated on 10 April 2002, 2 August 2000 and 23 May 2001) in the form attached hereto as Exhibit 1;

    (ii) the Fourth Supplemental Agreement to the Group Account Agreement (dated 30 November 1999, as amended and restated on 10 April 2000, 2 August 2000 and 1 July 2002) in the form attached hereto as Exhibit 2;

   (iii)  the InPower Standstill Agreement in the form attached hereto as
          Exhibit 3;

    (iv) the Fifth Supplemental Agreement to the Facility Agreement (dated 30 November 1999, as amended and restated on 10 April 2000, 2 August 2000, 23 May 2001 and 1 July 2002) in the form attached hereto as
          Exhibit 4;

     (v) the Sixth Supplemental Bond Trust Deed (supplemental to a Bond Trust Deed dated 30 November 1999, as amended and restated on 7 April 2000, 16 June 2000, 2 August 2000, 23 May 2001 and 1 July 2002) in the form attached hereto as Exhibit 5;

    (vi) the Third Supplemental Indenture (supplemental to an Indenture dated August 2, 2000, as supplemented on February 26, 2002 and November 26,
          2002) in the form attached hereto as Exhibit 6;

   (vii) an LC Facility from National Westminster Bank Plc to Drax Power and an associated charge over cash between such parties, in the forms attached hereto as Exhibits 7.1 and 7.2;

  (viii)  the Coal Procurement Strategy (as defined in the Eurobonds);

    (ix)  a copy of each of the fee letters referred to in Clause 9.6;

     (x) an amendment and/or restatement of the DSRA Letter of Credit issued by (i) CIBC and (ii) the Bank of America, and an executed letter of instruction from AES in connection with the Letter of Credit issued by CIBC;

    (xi) the letter appointing the Bank Steering Committee between, inter alios, InPower Limited and the members of the said committee; and

   (xii) the Collateral Holding Account Agreement in the form attached hereto as Exhibit 8;

(b)  evidence that the following accounts have been opened:

     (i)  the Collateral Financing Account, and

    (ii)  the Cash Collateral Account

     and that the necessary payment instructions have been prepared to implement the terms of the Standstill Agreement;

(c)  a cash flow forecast for the period to 31 May 2003;

(d) a copy of the AESD Trading Manual in a form approved by the Bank Steering Committee;

(e) certificates signed by an officer of Drax Power and Drax Holdings confirming that (i) the Exposure of each Hedging Bank as of the date hereof is nil and (ii) no Additional Bonds have been issued;

(f) certificates of the Issuer and each Guarantor, signed by an officer of the Issuer or such Guarantor (as the case may be), certifying that:

     (i) the attached copy of its memorandum, articles of association or other constitutional documents is up-to-date;

    (ii) the resolution of its board of directors attached thereto is in full force and effect and approves the terms of the Standstill Documents to which it is a party and resolves that it execute each such document to which it is intended to be a party; and

   (iii) each of the signatories of such company to each Standstill Agreement to which it is a party has been duly authorised, and attaching a list of such authorised signatories and facsimiles of their signatures;

(g) confirmation to the Intercreditor Agent from each of the (i) the Senior Bond Trustee, (ii) the Eurobond Trustee, (iii) the Senior Agent and (iv) the LC Facility Agent, in the forms attached hereto as Exhibits 9.1, 9.2,
     9.3 and 9.4, respectively;

(h) a legal opinion from internal counsel to AES confirming its existence, good standing, and corporate authority to execute, deliver and perform its obligations under the Standstill Documents;

(i) a legal opinion, in form and substance reasonably satisfactory to the Senior Bond Trustee, from Slaughter and May, as English counsel to AES, the Issuer and the Guarantors in respect of the obligations of AES, the Issuers and the Guarantors under the Standstill Documents;

(j) confirmation from Milbank, Tweed, Hadley & McCloy addressed to the Eurobond Trustee, the Senior Bond Trustee, the Intercreditor Agent and the Issuer in the form attached hereto as Exhibit 10;

(k) evidence that the following fees have been paid up to, and including, the date of execution and delivery of this Agreement to the extent any such fees are then due and payable:

     (i)  fees of each of the Senior Creditor Committees,

    (ii) fees of the respective advisers of each of the Senior Creditor Committees,

   (iii) fees of each of the advisers to any other Finance Party party to the Standstill Agreement,

    (iv)  fees of the Intercreditor Agent and its advisers,

     (v)  fees of any provider of any letter of credit;

    (vi)  fees of the Security Trustee and its advisers; and

   (vii)  fees of the Eurobond Trustee and its advisers; and

(l)  identification of which Coupons will be paid on 31 December 2002.

                                   Schedule 2

                                ACCESSION DEED

THIS DEED is made on                            200_

BY _____________ the (the "Acceding Senior Bondholder"); and

WHEREAS:

(A) This deed is supplemental to a Standstill Agreement dated December 2002 (the "Standstill Agreement") between, inter alios, Drax Holdings Limited, certain of its affiliates, certain of its senior creditors and their respective agents.

(B) This deed has been entered into to record the accession of the Acceding Senior Bondholder as a Consenting Bondholder pursuant to the provisions of Clause 4.2 of the Standstill Agreement.

NOW THIS DEED WITNESSES as follows:

1.   DEFINITIONS

     Terms defined in the Standstill Agreement shall have the same meaning when used in this deed.

2.   ACCESSION OF ACCEDING SENIOR BONDHOLDER

2.1 The Acceding Senior Bondholder hereby agrees to become, with immediate effect, a Consenting Bondholder and agrees to be bound by all of the terms of the Standstill Agreement as if it had originally been party thereto as a Consenting Bondholder thereunder.

2.2 The Acceding Senior Bondholder confirms that its address details for notices in relation to Clause 22 of the Standstill Agreement are as follows:


         Address:



         Facsimile:


         Attention:


3.   LAW

     This deed shall be governed by and construed in all respects in accordance with English law.

4.   OTHER PARTIES ENTITLED TO ENFORCE

     It is intended that each party to the Standstill Agreement from time to time shall have the benefit of this deed and shall be entitled to enforce the terms of this deed under the Contracts (Rights of Third Parties Act) 1999.

IN WITNESS whereof this deed has been duly executed the day and year first before written.

The Acceding Bondholder


Executed as a deed by              )

_______________                    )

acting by                          )

and                                )


                             Authorised Signatory
                             Authorised Signatory

                                  Schedule 3

                               TERMINATION NOTICE

[Date]


Each of the parties to the Standstill Agreement referred to below



Ladies and Gentlemen


Standstill Agreement dated [ ]December 2002: Termination Notice


We refer to the Standstill Agreement dated [ ] December 2002 (the "Standstill Agreement") between AES Drax Power Limited, certain of its affiliates, certain of its senior creditors and their agents named therein. Terms defined in the Standstill Agreement shall have the same meanings herein.

We hereby notify that this letter constitutes a Termination Notice pursuant to Clause 3.1 of the Standstill Agreement.

We hereby confirm that we are acting on the instruction [of Consenting Bondholders who constitute the Majority Bondholders] [the Bank Security Trustee set out in a letter dated [ ] delivered under the InPower Standstill Agreement].

                               Very truly yours,


                               [Senior Bond Trustee] [Eurobond Trustee]

                               INDEX TO EXHIBITS

Exhibit 1           Fourth Supplemental Agreement relating to the CALFA

Exhibit 2           Fourth Supplemental Agreement to the Group Account
                    Agreement

Exhibit 3           InPower Standstill Agreement

Exhibit 4           Fifth Supplemental Agreement to the Facility
                    Agreement;

Exhibit 5           Sixth Supplemental Bond Trust Deed

Exhibit 6           Third Supplemental Indenture

Exhibit 7.1         LC Facility from National Westminster Bank Plc to
                    Drax Power

Exhibit 7.2 A charge over cash between such parties in connection with the LC Facility

Exhibit 8           Collateral Holding Account Agreement

Exhibit 9.1         Confirmation to the Intercreditor Agent from the
                    Senior Bond Trustee

Exhibit 9.2         Confirmation to the Intercreditor Agent from the
                    Eurobond Trustee

Exhibit 9.3         Confirmation to the Intercreditor Agent from the
                    Senior Agent

Exhibit 9.4         Confirmation to the Intercreditor Agent from the LC
                    Facility Agent

Exhibit 10 Confirmation from Milbank, Tweed, Hadley & McCloy addressed to the Eurobond Trustee, the Senior Bond Trustee, the Intercreditor Agent and the Issuer

                                                                    Exhibit 9.1


                    [ON THE LETTERHEAD OF BANK OF NEW YORK]




TO: Deutsche Trustee Company Limited as Intercreditor Agent under the Intercreditor Deed as defined below
         Winchester House
         1 Great Winchester Street
         London EC2N 2DB


         Facsimile: 020 7547 1089

         Attention: The Managing Director

                                                              ___ December 2002


Ladies and Gentlemen,

Standstill Agreement to be entered into between AES Drax Holdings Limited, AES Drax Power Limited, AES Corporation, certain Senior Bondholders, JPMorgan Chase Bank as Eurobond Trustee, The Bank of New York as Senior Bond Trustee, Deutsche Bank AG London as Senior Agent, Deutsche Trustee Company Limited as Intercreditor Agent, National Westminster Bank Plc as LC Facility Agent, JPMorgan Chase Bank as Security Trustee and others in the agreed form (the "Standstill Agreement")

We refer to the Standstill Agreement. Terms defined in the Standstill Agreement have the same meaning when used herein.

This confirmation is being given under item (g)(i) of Schedule 1 to the Standstill Agreement and Clause 30.8 of the Intercreditor Deed.

As Senior Bond Trustee, we confirm that we are authorised, in accordance with the Senior Bond Indenture, to execute and perform our obligations under the Standstill Agreement and the matters and transactions contemplated by it.

We agree to advise you if this ceases to be the case at any time prior to execution of the Standstill Agreement by you. This confirmation shall continue to be effective and may be relied on by you until you receive notice from us to the contrary.

Yours faithfully

..........................................................
For and on behalf of
The Bank of New York, as Senior Bond Trustee

                                                                    Exhibit 9.2

                   [ON THE LETTERHEAD OF JPMORGAN CHASE BANK]



TO: Deutsche Trustee Company Limited as Intercreditor Agent under the Intercreditor Deed as defined below
         Winchester House
         1 Great Winchester Street
         London EC2N 2DB

         Facsimile: 020 7547 1089

         Attention: The Managing Director
                                                             [ ] December, 2002

Dear Sirs,

Standstill Agreement to be entered into between AES Drax Holdings Limited, AES Drax Power Limited, AES Corporation, certain Senior Bondholders, JPMorgan Chase Bank as Eurobond Trustee, The Bank of New York as Senior Bond Trustee, Deutsche Bank AG London as Senior Agent, Deutsche Trustee Company Limited as Intercreditor Agent, National Westminster Bank Plc as LC Facility Agent, JPMorgan Chase Bank as Security Trustee and others in the agreed form (the "Standstill Agreement")

We refer to the Standstill Agreement. Terms defined in the Standstill Agreement have the same meaning when used herein.

This confirmation is being given under clause 30.8 of the Intercreditor Deed.

As Eurobond Trustee, we confirm that we are authorised, in accordance with the Bond Trust Deed (as defined in the Intercreditor Deed), to execute and perform our obligations under the Standstill Agreement and the matters and transactions contemplated by it.

We agree to advise you if this ceases to be the case at any time prior to execution of the Standstill Agreement by you. This confirmation shall continue to be effective and may be relied on by you until you receive notice from us to the contrary.

Yours faithfully


................................................................
For and on behalf of
JPMorgan Chase Bank as Eurobond Trustee

                                                                    Exhibit 9.3


                      [ON THE LETTERHEAD OF DEUTSCHE BANK]


TO: Deutsche Trustee Company Limited as Intercreditor Agent under the Intercreditor Deed as defined below
         Winchester House
         1 Great Winchester Street
         London EC2N 2DB

         Facsimile: 020 7547 1089

         Attention: The Managing Director
                                                             [ ] December, 2002


Dear Sirs,


Standstill Agreement to be entered into between AES Drax Holdings Limited, AES Drax Power Limited, AES Corporation, certain Senior Bondholders, JPMorgan Chase Bank as Eurobond Trustee, The Bank of New York as Senior Bond Trustee, Deutsche Bank AG London as Senior Agent, Deutsche Trustee Company Limited as Intercreditor Agent, National Westminster Bank Plc as LC Facility Agent, JPMorgan Chase Bank as Security Trustee and others in the agreed form (the "Standstill Agreement")

We refer to the Standstill Agreement. Terms defined in the Standstill Agreement have the same meaning when used herein.

This confirmation is being given under clause 30.8 of the Intercreditor Deed.

As Senior Representative for the Eurobond Finance Parties and the Swap Creditor, we confirm that we are authorised, in accordance with the Eurobond Documents and the Target Swap Documents (as defined in the Intercreditor Deed), to execute and perform our obligations under the Standstill Agreement and the matters and transactions contemplated by it.

We agree to advise you if this ceases to be the case at any time prior to execution of the Standstill Agreement by you. This confirmation shall continue to be effective and may be relied on by you until you receive notice from us to the contrary.

Yours faithfully


................................................................
For and on behalf of
Deutsche Bank AG London

                                                                    Exhibit 9.4


                         [ON THE LETTERHEAD OF NATWEST]


TO: Deutsche Trustee Company Limited as Intercreditor Agent under the Intercreditor Deed as defined below
         Winchester House
         1 Great Winchester Street
         London EC2N 2DB

         Facsimile: 020 7547 1089

         Attention: The Managing Director


                                                             [ ] December, 2002


Dear Sirs,

Standstill Agreement to be entered into between AES Drax Holdings Limited, AES Drax Power Limited, AES Corporation, certain Senior Bondholders, JPMorgan Chase Bank as Eurobond Trustee, The Bank of New York as Senior Bond Trustee, Deutsche Bank AG London as Senior Agent, Deutsche Trustee Company Limited as Intercreditor Agent, National Westminster Bank Plc as LC Facility Agent, JPMorgan Chase Bank as Security Trustee and others in the agreed form (the "Standstill Agreement")

We refer to the Standstill Agreement. Terms defined in the Standstill Agreement have the same meaning when used herein.

This confirmation is being given under clause 30.8 of the Intercreditor Deed.

As LC Facility Agent, we confirm that we are authorised, in accordance with the LC Finance Documents (as defined in the Intercreditor Deed), to execute and perform our obligations under the Standstill Agreement and the matters and transactions contemplated by it.

We agree to advise you if this ceases to be the case at any time prior to execution of the Standstill Agreement by you. This confirmation shall continue to be effective and may be relied on by you until you receive notice from us to the contrary.

Yours faithfully


................................................................
For and on behalf of
National Westminster Bank plc

                                                                     Exhibit 10

                [LETTERHEAD OF MILBANK, TWEED, HADLEY & McCLOY]


       [__] December 2002

       AES Drax Holdings Limited,
         as Issuer

       JP Morgan Chase Bank,
         as Eurobond Trustee

       The Bank of New York,
         as Senior Bond Trustee

       Deutsche Trustee Company Limited,
         as Intercreditor Agent


       Ladies and Gentlemen:

       Reference is made to the Standstill Agreement dated [___] December 2002 among the AES Drax companies parties thereto, the Consenting Bondholders named therein, and the other parties named therein (the "Standstill Agreement"). Terms used in this letter and defined in the Standstill Agreement are used as defined therein.

       This letter is being delivered to you pursuant to Item (j) of Schedule 1 to the Standstill Agreement.

       We confirm that:

          (ii) we have received representations from the Consenting Bondholders party to the Standstill Agreement as of the date hereof, or their agents, as to the Sterling Equivalent (as defined in the Senior Bond Indenture) of Senior Bonds they own;

         (iii) on the basis of such representations, we have calculated that the aggregate Sterling Equivalent of Senior Bonds held by such Consenting Bondholders is (pound)[ ].

       Based on the representations included in the Standstill Agreement and in accordance with the terms of the Senior Bond Indenture, Holders of Senior Bonds of the Sterling Equivalent of more than (pound)200,000,000 would represent the Majority Holders (as defined in the Senior Bond Indenture).

                                                                          ITEM 3


--------------------------------------------------------------------------------


                          THIRD SUPPLEMENTAL INDENTURE

                                  by and among

                           AES DRAX HOLDINGS LIMITED,
                                   as Issuer

               AES DRAX POWER LIMITED, AES DRAX LIMITED, AES DRAX
          ELECTRIC LIMITED, AES DRAX ACQUISITION LIMITED, and AES DRAX
                        FINANCING LIMITED, as Guarantors

                                      and

                             THE BANK OF NEW YORK,
                                   as Trustee

                         dated as of December 12, 2002

                         to the Indenture by and among

                           AES DRAX HOLDINGS LIMITED,
                                   as Issuer

               AES DRAX POWER LIMITED, AES DRAX LIMITED, AES DRAX
          ELECTRIC LIMITED, AES DRAX ACQUISITION LIMITED, and AES DRAX
                        FINANCING LIMITED, as Guarantors

                                      and

                             THE BANK OF NEW YORK,
                                   as Trustee

                           dated as of August 2, 2000

              as supplemented by the First Supplemental Indenture
                         dated as of February 25, 2002
        and as further supplemented by the Second Supplemental Indenture dated as of November 26, 2002

             (pound)200,000,000 9.07% Senior Secured Bonds due 2025
                $302,400,000 10.41% Senior Secured Bonds due 2020

--------------------------------------------------------------------------------

                               TABLE OF CONTENTS
                               -----------------


                                                                            PAGE
                                                                            ----

                                   ARTICLE 1
                                  DEFINITIONS

Section 1.01. Definitions of Terms ........................................... 3


                                   ARTICLE 2
                          AMENDMENTS TO THE INDENTURE

Section 2.01. New Definitions................................................. 3
Section 2.02. Amendments to Section 1.01 of the Indenture .................... 5
Section 2.03. Amendments to Section 6.01 of the Indenture .................... 6
Section 2.04. Amendments to Section 6.02 of the Indenture .................... 6


                                   ARTICLE 3
                                 MISCELLANEOUS

Section 3.01. Ratification Of Base Indenture; First Supplemental Indenture;
              Second Supplemental Indenture; Third Supplemental Indenture
              Controls........................................................ 7
Section 3.02. Trustee Not Responsible for Recitals ........................... 7
Section 3.03. Governing Law................................................... 7
Section 3.04. Severability.................................................... 7
Section 3.05. Counterparts ................................................... 7

     THIRD SUPPLEMENTAL INDENTURE dated as of December 12, 2002 (the "Third Supplemental Indenture") among AES DRAX HOLDINGS LIMITED, an exempted company incorporated with limited liability under the laws of the Cayman Islands (Registered No. 92144) (the "Issuer"), AES DRAX POWER LIMITED, a private limited company incorporated under the laws of England and Wales (Registered No. 03618559) ("Drax Power Limited"), AES DRAX LIMITED, an exempted company incorporated with limited liability under the laws of the Cayman Islands (Registered No. 91616) ("Drax Limited"), AES DRAX ELECTRIC LIMITED, an exempted company incorporated with limited liability under the laws of the Cayman Islands (Registered No. 102237) ("Drax Electric"), AES DRAX ACQUISITION LIMITED, a private limited company incorporated under the laws of England and Wales (Registered No. 3834878) ("Drax Acquisition") and AES DRAX FINANCING LIMITED, a private limited company incorporated under the laws of England and Wales (Registered No. 3834874) ("Drax Financing," and together with Drax Power Limited, Drax Limited, Drax Electric and Drax Acquisition, the "Guarantors"), and THE BANK OF NEW YORK, a New York banking corporation, as trustee (the "Trustee") under the Indenture dated as of August 2, 2000 (the "Base Indenture"), as supplemented by the First Supplemental Indenture dated as of February 25, 2002 (the "First Supplemental Indenture"), and as further supplemented by the Second Supplemental Indenture dated as of November 26, 2002 (the "Second Supplemental Indenture"), among the Issuer, the Guarantors and the Trustee, as from time to time supplemented or amended (the Base Indenture together with the First Supplemental Indenture, the Second Supplemental Indenture and this Third Supplemental Indenture collectively referred to as the "Indenture").

     WHEREAS, the Issuer, the Guarantors and the Trustee executed and delivered the Base Indenture to provide for the issuance of the Issuers 200,000,000 9.07% Senior Secured Bonds due 2025 and $302,400,000 10.41% Senior Secured Bonds due 2020 (together the "Senior Bonds");

     WHEREAS, Section 9.02 of the Base Indenture provides that the Issuer, when authorized by or pursuant to a resolution of its Board of Directors, and the Trustee, with the consent of the Majority Holders, at any time and from time to time, may enter into one or more indentures supplemental to the Indenture to, among other things, amend or supplement the Base Indenture;

     WHEREAS the Issuer, the Guarantors, the Trustee and certain holders of interests in the Senior Bonds representing more than a majority of the Sterling Equivalent of the principal amount of outstanding Senior Bonds (together the "Consenting Bondholders"), together with various other parties, have entered into the Drax Standstill Agreement (as such term is defined below);

     WHEREAS, as part of the standstill arrangements contemplated by the Standstill Agreement, the Issuer, the Guarantors, the Trustee and the Consenting Bondholders have agreed to enter into this Third Supplemental Indenture for the purpose of amending certain Sections of the Base Indenture as contemplated under the Drax Standstill Agreement;

     WHEREAS, the Issuer and the Guarantors have duly authorized the execution and delivery of this Third Supplemental Indenture, the Majority Holders have requested and instructed the Trustee to execute and deliver this Third Supplemental Indenture, and the Majority Holders have consented as evidenced by their execution of the Drax Standstill Agreement and the execution by the Trustee of the Drax Standstill Agreement on receipt of instructions from the Majority Holders, and all conditions and requirements necessary to make this Third Supplemental Indenture a valid and binding instrument in accordance with its terms have been performed and fulfilled by the parties hereto.

     NOW THEREFORE, THIS SUPPLEMENTAL INDENTURE WITNESSETH, for and in consideration of the premises, it is mutually agreed, for the equal and proportionate benefit of all Holders, as follows:


                                   ARTICLE 1
                                  DEFINITIONS

     Section 1.01. Definitions of Terms. For all purposes of the Indenture, except as otherwise expressly provided or unless the context otherwise requires:

     (a) a term defined in the Base Indenture and not otherwise defined herein has the same meaning when used in this Third Supplemental Indenture;

     (b) unless otherwise specified, a reference to a Section or Article is to a Section or Article of this Third Supplemental Indenture; and

     (c) headings are for convenience of reference only and do not affect interpretation.


                                   ARTICLE 2
                          AMENDMENTS TO THE INDENTURE

     Section 2.01. New Definitions. The following new definitions shall be added in the appropriate alphabetical position in Section 1.01 ("Definitions") of the
Indenture:

     "Drax Standstill Agreement" means the standstill agreement, dated on or about the date of the Third Supplemental Indenture among, inter alia, the Issuer, the Guarantors, AES, the Trustee and certain of the Eurobond Finance Parties.

     "NWB LC Facility Agreement" means the 30,000,000 credit facility for AES Drax Power Limited provided by National Westminster Bank plc dated on or about the date of the Third Supplemental Indenture, as such agreement may be amended or supplemented from time to time.

     "NWB LC Finance Documents" means the "Finance Documents" as defined in the NWB LC Facility Agreement.

     "Standstill Date" has the meaning given in the Drax Standstill Agreement.

     "Standstill Documents" has the meaning given in the Drax Standstill Agreement.

     "Standstill Period" has the meaning given in the Drax Standstill Agreement.

     "Temporarily Waived Default" shall mean any Default or Event of Default arising:

     (a) in connection with the Primary Hedge Counterparty, the Primary Hedge Counterparty Guarantor or AES, under Sections 6.01(f), 6.01(g), 6.01(h), 6.01(i), 6.01(j) or 6.01(p);

     (b) in connection with any Relevant Company (other than Drax (b) Power), Drax Power Finance Limited, Drax Energy, Drax Energy II or Drax Power Finance Holdings Limited, under Section 6.01(f)(i)(A) to the extent any of them may be deemed balance sheet insolvent under the Insolvency Act 1986 (as amended);

     (c) except as otherwise provided in clause (p) of the definition of Permanently Waived Senior Bond Defaults as defined in the Drax Standstill Agreement, in connection with any Relevant Company, Drax Power Finance Limited, Drax Energy, Drax Energy II or Drax Power Finance Holdings Limited, under
Section 6.01(f)(ii) to the extent any of them begins negotiations with one or more of its creditors or takes any steps with a view to readjustment, rescheduling or deferral of any of its Indebtedness or proposes to take any of these steps;

     (d) in connection with the Designated Agreement Counterparty to the RJB Coal Sale Agreement, under Section 6.01(f), 6.01(g), 6.01(h), 6.01(i), 6.01(j),
6.01(p) or 6.01(q); or

     (e) under Section 6.01(d).

     Section 2.02. Amendments to Section 1.01 of the Indenture. The following definitions in Section 1.01 of the Indenture shall be amended as follows:

     (a) the definition of "Group Account Agreement" in Section 1.01 (Definitions) of the Indenture shall be amended by restating the definition as follows:

     "Group Account Agreement" means the account agreement dated November 30, 1999, among Drax Limited, the Issuer, Drax Power Limited, Drax Electric, the Account Bank, the Trustee, the Security Trustee, the Original Bond Trustee and the Intercreditor Agent, as supplemented, amended and restated on or prior to the date of this Third Supplemental Indenture.

     (b) the definition of "Permitted Liens" in Section 1.01 (Definitions) of the Indenture shall be amended by restating the definition as follows:

     "Permitted Liens" means (i) in relation to Drax Power Limited only, any Lien arising by operation of law in the ordinary course of business other than as a result of any default or omission on the part of any Relevant Company and securing amounts not more than 30 days overdue, (ii) any Lien arising under any Transaction Document as in effect on the date of this Indenture and any similar Lien in respect of any Refinancing Indebtedness and (iii) in relation to Drax Power Limited only, (A) Liens (arising otherwise than under the Transaction Documents) comprising finance leases, hire purchase agreements or sale and leaseback transactions over tangible movables of Drax Power Limited which are not essential for the operation of the Power Station and which in the aggregate do not exceed pounds)5,000,000 at any time, and (B) any Lien arising pursuant to clauses (iii) and (iv) of Schedule 15 of the Group Account Agreement.

     (c) the definition of "Permitted Indebtedness" in Section 1.01 (Definitions) of the Indenture shall be amended by:

          (A) deleting the word and at the end of clause (vi), and replacing it with",";

          (B) deleting the "." at the end of clause (vii) and replacing it with ", and"; and

          (C) the addition immediately after clause (vii) of the following clause:

          "(viii) in relation to Drax Power Limited only, any Indebtedness incurred under or pursuant to the NWB LC Finance Documents."

     Section 2.03. Amendments to Section 6.01 of the Indenture. Section 6.01(d) of the Indenture shall be amended and restated as follows:

     "(d) as of any Calculation Date, (i) the Adjusted Debt Service Cover Ratio for any of the next four consecutive Calculation Dates is less than 1.05:1 or
(ii) the Historic Debt Service Cover Ratio is less than 1.05:1, provided that, solely for purposes of this Section 6.01(d), such ratios with respect to the Calculation Date falling on December 31, 2002 shall be deemed to be less than 1.05:1, but only with effect from February 15, 2003;"

     Section 2.04. Amendments to Section 6.02 of the Indenture. Section 6.02 of the Indenture shall be amended and restated as follows:

     "Section 6.02. Acceleration. (a) Subject to the next sentence, if any Event of Default occurs and is continuing, the Trustee or the Holders of at least 25% in aggregate of the Sterling Equivalent of the principal amount of the then Outstanding Bonds voting as a single class may declare by written notice to the Issuer and the Intercreditor Agent the principal amount of and all accrued interest, Additional Amounts, if any, and Registration Default Damages, if any, with respect to the Bonds then Outstanding to be due and payable immediately; provided that for so long as the Drax Standstill Agreement has not been terminated, neither the Trustee nor the Holders of at least 25% in aggregate of the Sterling Equivalent of the principal amount of the then Outstanding Bonds voting as a single class may declare the principal amount of and all accrued interest, Additional Amounts, if any, and Registration Default Damages, if any, with respect to the Bonds then outstanding to be due and payable immediately due to a Temporarily Waived Default. If the Original Bond Trustee has declared the Original Bonds and related coupons immediately due and payable pursuant to and in accordance with the Terms and Conditions of the Original Bonds and the AES Intercreditor Deed and the Exposure of the Eurobond Finance Parties equals at least 20% of the Total Exposure at such time, the principal amount of and all accrued interest, Additional Amounts, if any, and Registration Default Damages, if any, with respect to the Bonds then Outstanding shall become due and payable immediately without further action or notice."

     At such time as the Drax Standstill Agreement shall terminate, Section 6.02 as amended and supplemented by this Third Supplemental Indenture shall no longer have any effect and Section 6.02 as set forth in the Base Indenture shall, on such termination, become the operative provision.

                                    ARTICLE 3
                                 MISCELLANEOUS

     Section 3.01. Ratification Of Base Indenture; First Supplemental Indenture; Second Supplemental Indenture; Third Supplemental Indenture Controls. The Base Indenture, the First Supplemental Indenture and the Second Supplemental Indenture, as supplemented by this Third Supplemental Indenture, are in all respects ratified and confirmed, and this Third Supplemental Indenture shall be deemed part of the Base Indenture in the manner and to the extent herein and therein provided. The provisions of this Third Supplemental Indenture shall supersede the provisions of the Base Indenture to the extent the Base Indenture is inconsistent herewith.

     Section 3.02. Trustee Not Responsible for Recitals. The recitals herein contained are made by the Issuer and the Guarantors and not by the Trustee, and the Trustee assumes no responsibility for the correctness thereof. The Trustee makes no representation as to the validity or sufficiency of this Third Supplemental Indenture.

     Section 3.03. Governing Law. This Third Supplemental Indenture shall be governed by and construed in accordance with the laws of the State of New York, as applied to contracts made and performed within the State of New York, without regard to its principles of conflicts of laws, except that the authorization and execution of this Third Supplemental Indenture shall be governed by the respective jurisdictions of organization of the Issuer, the Guarantors and the Trustee, as the case may be.

     Section 3.04. Severability. If any provision in the Base Indenture or this Third Supplemental Indenture shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

     Section 3.05. Counterparts. The parties may sign any number of copies of this Third Supplemental Indenture. Each signed copy shall be an original, but all of them together represent the same agreement. Any signed copy shall be sufficient proof of this Third Supplemental Indenture.

     IN WITNESS WHEREOF, the parties hereto have caused this Third Supplemental Indenture to be duly executed as of the day and year first above written.


                                             AES DRAX HOLDINGS LIMITED,
                                               as Issuer

                                             By: /s/ John Turner
                                                 ------------------------------
                                                 Name:  John Turner
                                                 Title: Director


                                             AES DRAX POWER LIMITED,
                                               as Guarantor

                                             By: /s/ John Turner
                                                 ------------------------------
                                                 Name:  John Turner
                                                 Title: Director


                                             AES DRAX LIMITED,
                                               as Guarantor

                                             By: /s/ John Turner
                                                 ------------------------------
                                                 Name:  John Turner
                                                 Title: Director


                                             AES DRAX ELECTRIC LIMITED,
                                               as Guarantor

                                             By: /s/ John Turner
                                                 ------------------------------
                                                 Name:  John Turner
                                                 Title: Director

                                             AES DRAX ACQUISITION LIMITED,
                                               as Guarantor

                                             By: /s/ John Turner
                                                 ------------------------------
                                                 Name:  John Turner
                                                 Title: Director


                                             AES DRAX FINANCING LIMITED,
                                               as Guarantor

                                             By: /s/ John Turner
                                                 ------------------------------
                                                 Name:  John Turner
                                                 Title: Director


                                             THE BANK OF NEW YORK, as Trustee

                                             By: /s/ Sunjeeve Patel
                                                 ------------------------------
                                                 Name:  Sunjeeve Patel
                                                 Title: Assistant Vice President